



2008 summary annual report

M O M E N T U M


SPARTAN

SPARTAN MOTORS, INC.


$844.4
04
05
06
07
08

NET SALES
IN MILLIONS


$42.7
04
05
06
07
08

NET EARNINGS
IN MILLIONS


$169.9
04
05
06
07
08

BACKLOG
IN MILLIONS


$1.32
04
05
06
07
08

EARNINGS PER SHARE
DILUTED


25.8%
04
05
06
07
08

RETURN ON INVESTED CAPITAL[1]
CONTINUING OPERATING ACTIVITIES

1 The Company defines return on invested capital as operating income, less taxes, divided by total shareholders' equity


$56.5
OPERATING
CASH FLOW
IN MILLIONS
04
05
06
07
08

Spartan Motors began 2008 amid a sea of uncertainty and ended it on financially solid ground.

We had momentum behind our record 2008 performance in much the same way as momentum drives the Newton's Cradle, which is on the front cover. Markets moved overnight, and we responded just as quickly. We again set new performance records, in large part thanks to our market, operational and strategic agility.

We move into 2009 well positioned to handle the economic uncertainties ahead.

TO OUR SHAREHOLDERS:

In a year when virtually every industry sector in our country was down, Spartan Motors, Inc. posted its best-ever results.

Building on the momentum of three back-to-back record years, we again delivered a record performance during the most challenging market conditions in the Company's history. While many public companies struggled against the headwinds of the global economic slowdown, SMI set new financial records for sales, net earnings and return on invested capital.

We attribute this, in large measure, to our strategy of market diversification and our emphasis on market, operational and strategic agility. SMI is a specialty vehicle company with four business units – Spartan Chassis®, Crimson Fire®, Crimson Fire Aerials® and Road Rescue® – that design and deliver custom fire trucks, ambulances and chassis for three distinct product markets: RV, emergency-rescue and specialty vehicles.

For the year ended Dec. 31, 2008, SMI posted its fifth straight year of substantive sales growth as net sales increased 23.8 percent to a record $844.4 million, compared with net sales of $681.9 million in 2007.

Our net earnings rose 74.3 percent to a record $42.7 million, or $1.32 per diluted share, compared with net earnings of $24.5 million, or $0.75 per diluted share, in 2007. It's important to note that, within the first nine months of 2008, we had already surpassed the record sales and earnings achieved in 2007.

Additional highlights for the year include:

- Record consolidated ROIC of 25.8 percent for the year
- Record order intake for the Emergency Vehicle Team, or EVTeam, in the fourth quarter
- Reduced expenses, improved margins
- Dividends of $0.10 per share
- Operating cash flow of more than $56 million

During 2008, we again introduced new vehicles and significant product improvements. We expanded our network of North American dealers. We strengthened our sales team, adding experienced professionals and enthusiastic new associates who focus on getting our name – and our vehicles – in front of prospective customers. We continued to build our service, parts and accessories, or SPA, business, which more than doubled in size.

While there is always room for improvement, 2008 was a year in which we were trending in the right direction. Spartan Chassis continued to set performance and delivery records, and our EVTeam continued to improve its financial results. We also reached a settlement with the U.S. Government to resolve its investigation into military contracting. Further, we took a number of proactive steps to ensure that we have an effective compliance program in place that is clearly understood throughout the organization.

Although 2009 promises to be another unsettling year for our domestic economy, we anticipate that it will be another profitable year for SMI. We have a solid foundation, low debt and a strong balance sheet, allowing us to invest in the future. Our core capabilities – innovation, speed to market, agility, service and support – have us well positioned to remain profitable despite the difficult economic conditions.

Let's take a more detailed look at how the momentum achieved in 2008 will carry us into 2009 – and beyond.

Momentum in Strategy

Our senior leadership team, in concert with our board of directors, established six strategic directives that will guide us as a company from 2009 through 2011. These strategic directives, which further enhance the vision we laid before you in the 2007 annual report, are:

INNOVATION. SMI has always separated itself from the competition by developing and delivering innovative products and services that compel customers. Further, these innovations provide pricing leverage, allowing us to charge a premium for features and vehicles that become must-haves in their market. Over the next three years, we will focus on:

- Reduced price points
- Expanded multi-functionality
- Reduced weight
- Improved ride and handling
- Reduced carbon footprint

BRAND LEADERSHIP. We will continue to build on the strength of our brand portfolio. Our goal is to be among the top brands in each market where we compete as measured by market share, customer loyalty and gross margin by niche. Over the next three years, we will also look for ways to leverage our current brand strength by entering new market niches.

GLOBAL. As demand for American-made goods and services increases throughout the world, SMI is moving to engage more directly in the international markets. As we look at future product development plans, we are focused on designing products for both the domestic and the global markets.

VALUE MAXIMIZATION. SMI will continue to increase value within the life cycle of Spartan-produced vehicles. In addition to focusing on our core product lines, we are working to grow the breadth of support services that we provide through component sequencing, service-parts-accessories and refurbishment services.

LEAN. For the past eight years, we have waged a "War on Waste" at all of our facilities. The goal is to eliminate waste in products and processes, and we have achieved some significant successes over the years. We will continue to focus on lean production techniques, measuring them by lead times and average gross profit per unit in the backlog and material cost as a percent of value-added sales.



David R. Wilson (left) and John E. Sztykiel

CUSTOMER CENTRIC. Spartan was founded on a stakeholder model where each core group–shareholders, associates, OEMs, dealers, suppliers, communities and end users–makes a conscious decision to work collaboratively partnering with each other. It is imperative that we deliver what they want, be easy to do business with and we do the right thing.

Momentum in Markets

During 2008, we developed four broad market strategies to guide our focus on growing our markets – and our market share. These targeted approaches build off strong foundations and solid brands, supporting the strategic initiatives outlined above. They include:

EMERGENCY-RESCUE VEHICLES: *We will focus on expanding our market-niche breadth while leveraging the competencies of each subsidiary.* Over the past several years, we have devoted significant time and resources to rounding out our product offerings. We now offer a comprehensive line of fire trucks, aerials and ambulances, making it easier to attract the best dealers who need to provide a comprehensive slate of products to their customers. Crimson Fire and Road Rescue are planning several new vehicle introductions, which will be discussed in greater detail below, to meet the changing demands of our customer base. Equally as important as new products and improved functionality will be achieving this at an attractive price point. Crimson Fire plans to move aggressively into the lower end of the market, which is ripe for a "custom" product at a "commercial price." Finally, we anticipate that new emissions standards, which are set to go into effect Jan. 1, 2010, will create an increase in orders and sales in the second half of 2009.

The rate at which things are changing in the market is much faster than we have ever seen.

RECREATIONAL VEHICLES: *We will work with our OEMs in product and market development as we leverage our brand across multiple niches.* We currently provide custom chassis for one segment of the market – Class A motorhomes – but have begun developing new products that will allow us to enter other segments of the RV market. We anticipate that 2009 will remain challenging, as dealers and OEMs adjust their inventory levels to adapt to the pullback in consumer spending. The motorhome market is changing, but it will return – and Spartan Chassis will be there with fuel-efficient, cost-effective products that will meet new customer requirements.

SPECIALTY VEHICLES: *We will develop or provide innovation, technology or engineering excellence with our partners to leverage our strength as we increase our customer base.* Over the past three years, Spartan Chassis has demonstrated its ability to respond rapidly to intense customer demand. We now have the daily capacity to assemble 60 mine-resistant, ambush-protected, or MRAP, vehicles or their cousins. While we anticipate demand from our current customer base will not be as strong in 2009 as it was in 2008, we are working to broaden our scope of product offerings to meet the next phase of armed conflict around the world. We are already working with our customers on the next-generation of MRAP vehicles that will be used in Afghanistan, a country where Pres. Obama has already committed significant resources and attention. We also see incredible growth potential of our aftermarket service, parts and accessories business, which was a significant contributor to our bottom line last year. Specialty vehicles currently make up the lion's share of our SPA business, which grew from $6 million in sales in 2005 to more than $109 million in 2008. We are working to enhance SPA sales in our specialty market and grow them in our other markets as well.

NEW MARKETS: *Through advanced product and market development processes, we will identify and enter two to three new markets within the next three years.* When SMI got its start in 1975, we made only one product: fire truck cabs and chassis. Over the past four decades, we have been able to leverage our expertise in chassis design and production, flexible manufacturing and engineering to enter profitably into a much broader range of markets. As we have said, this diversification allows us to weather downturns in one particular segment. In 2009, we intend to establish an Advanced Market Development group to identify and develop new market and product opportunities. AMD will function as an advanced team, reviewing global trends and identifying opportunities and markets that would benefit from our expertise.






19




134
DELTA FIRE
134
AMBULANCE
Ford








Momentum in Products

Our subsidiaries have dedicated significant time and resources to developing new vehicles and to improving current functionality. During 2009, we plan to introduce:

THE LEGEND® SERIES from Crimson Fire, which made its debut in April at the Fire Department Instructors Conference, or FDIC, the emergency-rescue industry's largest trade show. The idea for the Legend came from conversations with our dealers, who pointed out that Crimson did not build a product that could compete at the lower price-point end of the market. As a result, we were losing sales. After eight months of research and due diligence, we developed the Legend series, a menu-driven fire truck at an extremely attractive price point. Individual fire departments will be able to choose from a large menu of options to build the truck they want – and can afford.

THE NEW STAR® BODY, a single approach that will consolidate our current lines – the E, SE and Star series – into a single body style that incorporates the best features of all three. Crimson Fire made the decision to rationalize our current product line after numerous conversations with key dealers. This move will simplify the entire design-build-delivery process, giving us greater efficiencies and economics of scale. The new Star body also made its first appearance at FDIC in April.

Rural America is looking for a fire truck that can perform without expensive bells and whistles. The new Legend® series delivers.

THE NEW FIRST RESPONSE ALL CALL™ from Crimson Fire. The FRAC was originally unveiled as a concept vehicle at FDIC in 2008 and, after significant input from fire departments, will make its formal debut at a major trade show in 2009. The FRAC allows departments to incorporate rescue, transport, fire suppression and command modules into an affordable vehicle designed to meet the specific needs of their communities.

A REDESIGNED ROAD RESCUE AMBULANCE—FROM THE WHEELS UP. Although recognized as an industry standard for performance and safety, Road Rescue ambulances have not changed significantly over the past seven years. We spent more than 18 months re-engineering the ambulance to include changes in appearance, functionality, technology and safety. The result? A new look, inside and out, a new design for the ambulance structure, new doors, new crash-rail system and dozens of additional improvements driven by conversations with our dealers and end users.

Momentum in Leadership & People

We continue to develop and grow our leadership team, both with the addition of experts drawn from outside the Company and from strong performers within. New members or expanded responsibilities for the leadership team in 2009 include:

CORPORATE AND BOARD: We welcome Richard R. Current, the vice president and CFO of Neogen Corp., to our newly expanded board of directors. During his tenure with Neogen, a Michigan-based company that manufactures products dedicated to promote food and animal safety, the company has experienced double-digit annual sales growth and expanded internationally. This expertise will be invaluable to Spartan Motors on our current growth trajectory. We would also like to welcome Thomas T. Kivell as vice president and general counsel. Tom joins our team from GE Aviation, where he served as vice president and general counsel. In his new role with SMI, he will be responsible for legal and compliance activities. His addition is one of the steps we took in relation to the resolution of the U.S. government investigation into Spartan's military contracts.

SPARTAN CHASSIS: After more than six years at the helm of Spartan Chassis, Rich Schalter has stepped down as president. Rich's contributions to Chassis, and to all of SMI, have been tremendous, and we wish him well in his new venture. Art Ickes, who has been a key executive since joining Chassis four years ago, moves from the role of executive director of operations to interim president. Art brought more than 40 years of industrial and professional experience in the automotive industry from his tenure at General Motors, Delphi and other suppliers to Spartan Chassis. Over the past four years, he has led the expansion efforts in Charlotte, helping us grow from four facilities with 300,000 square feet to 11 buildings with nearly 800,000 square feet to accommodate strong volume increases. We have tremendous confidence in Art's ability to assume the lead role at Chassis.

CRIMSON FIRE AND CRIMSON FIRE AERIALS: After a year as vice president of public affairs, brand and strategic management, Dave Reid will lead Crimson Fire and Crimson Fire Aerials. Drawing on his experience at Herman Miller, Dave will work closely with the leadership teams at both organizations. Kevin Crump and Jim Salmi, the heads of CF and CFA respectively, will continue to lead their day-to-day operations. Dave has already demonstrated his ability to provide the hands-on leadership and strategic vision needed to move Crimson Fire and Crimson Fire Aerials to the next level.

We continue to grow and develop our leadership team.

ROAD RESCUE: Road Rescue will also report to Art Ickes. Art will work closely with Gary DeCosse, who will take on an expanded role focusing on product development. Art's experience with manufacturing operations makes him a natural to assume this role.

ASSOCIATES: We would be remiss if we did not acknowledge the contributions of nearly 1,200 associates at all of our subsidiaries. Their knowledge, skills and can-do attitude ensure that we remain fast, flexible and quality-focused to bring new products and innovations to market.

Momentum in the Future

As we move further into 2009, uncertainty will continue to rein. Markets will remain challenging and our country–and our Company–will be required to deal with ongoing challenges in the economy.

What we do know is this: SMI has a strong balance sheet and a solid strategy for growth. We have put into place a game plan that will guide us through this year and beyond. We have diversified our product offerings and become lean without sacrificing our commitment to innovation. We understand flexible manufacturing like no one else and are able to ramp up–or down–on a dime.

During the coming year, we will again focus on getting the message out through a strong investor relations program. Ours is a particularly compelling story, especially in light of what is happening to so many other companies. We will work to deliver shareholder value in order to validate the choice and the confidence you have made by being a Spartan Motors shareholder. **As always, thank you for your support.**



DAVID R. WILSON, CHAIRMAN OF THE BOARD



JOHN E. SZTYKIEL, CHIEF EXECUTIVE OFFICER

FINANCIAL STATEMENTS:

The following financial statements have been condensed to make them more readable. A detailed financial evaluation may require more information than is included in this Summary Annual Report. More comprehensive financial information is provided in the Form 10-K, which is normally mailed with this Summary Annual Report. Additional copies are available on request.

spartan motors, inc. and subsidiaries

Financial Highlights

YEAR ENDED DECEMBER 31,	2008	2007	2006	2005	2004
SALES	$ 844.4	$ 681.9	$ 445.4	$ 343.0	$ 312.3
COST OF PRODUCTS SOLD	696.1	585.4	372.0	294.2	270.9
GROSS PROFIT	148.3	96.5	73.4	48.8	41.4
GROSS PROFIT MARGIN	17.5 %	14.2 %	16.5 %	14.2 %	13.3 %
OPERATING EXPENSES	79.6	57.3	44.0	36.1	32.4
GOODWILL IMPAIRMENT	—	—	2.1	—	—
DEPRECIATION AND AMORTIZATION	6.1	4.1	2.9	2.6	2.3
OPERATING INCOME	68.7	39.3	27.3	12.7	9.0
OPERATING MARGIN	8.1 %	5.8 %	6.1 %	3.7 %	2.9 %
NET EARNINGS	42.7	24.5	16.8	8.3	5.9
NET PROFIT MARGIN	5.1 %	3.6 %	3.8 %	2.4 %	1.9 %
DILUTED EARNINGS PER SHARE	1.32	0.75	0.55	0.29	0.21
NET CASH PROVIDED BY (USED IN) CONTINUING OPERATING ACTIVITIES	56.5	(6.7)	(20.6)	4.8	(0.7)
RETURN ON EQUITY[1]	28.5 %	21.1 %	19.1 %	11.8 %	9.1 %
RETURN ON INVESTED CAPITAL[2]	25.8 %	19.8 %	15.7 %	10.4 %	8.4 %

NOTE: ALL AMOUNTS ARE IN MILLIONS OF U.S. DOLLARS EXCEPT PERCENTAGES AND PER SHARE AMOUNTS

[1] THE COMPANY DEFINES RETURN ON EQUITY AS NET EARNINGS DIVIDED BY AVERAGE SHAREHOLDERS' EQUITY

[2] THE COMPANY DEFINES RETURN ON INVESTED CAPITAL AS OPERATING INCOME, LESS TAXES, DIVIDED BY TOTAL SHAREHOLDERS' EQUITY

spartan motors, inc. and subsidiaries

Consolidated Balance Sheets

DECEMBER 31,	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 13,741,062	$ 13,527,867
Accounts receivable, less allowance for doubtful accounts of $146,600 in 2008 and $1,437,300 in 2007	75,935,246	132,906,559
Inventories	86,648,048	103,075,789
Deferred income tax assets	7,075,733	6,924,832
Deposits on engines	5,457,078	—
Other current assets	2,606,659	1,978,322
TOTAL CURRENT ASSETS	191,463,826	258,413,369
PROPERTY, PLANT AND EQUIPMENT, NET	66,785,515	56,673,215
GOODWILL	2,457,028	2,457,028
DEFERRED INCOME TAX ASSETS	241,000	775,000
OTHER ASSETS	192,964	345,327
TOTAL ASSETS	$ 261,140,333	$ 318,663,939
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 21,775,970	$ 90,769,512
Accrued warranty	8,352,239	10,823,532
Accrued customer rebates	1,497,673	1,962,765
Accrued compensation and related taxes	12,135,600	10,430,556
Accrued vacation	1,904,655	1,758,354
Deposits from customers	9,922,282	5,539,824
Other current liabilities and accrued expenses	4,584,312	3,366,825
Taxes on income	1,971,921	551,074
Current portion of long-term debt	10,639,832	522,666
TOTAL CURRENT LIABILITIES	72,784,484	125,725,108
OTHER NON-CURRENT LIABILITIES	1,157,000	1,025,000
LONG-TERM DEBT, LESS CURRENT PORTION	16,555,616	62,695,454
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value; 2,000,000 shares authorized (none issued)	—	—
Common stock, $0.01 par value; 40,000,000 shares authorized; issued 32,572,289 shares and 32,352,679 shares (post stock split) in 2008 and 2007, respectively	325,723	323,527
Additional paid in capital	64,606,608	62,648,429
Retained earnings	105,710,902	66,246,421
TOTAL SHAREHOLDERS' EQUITY	170,643,233	129,218,377
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 261,140,333	$ 318,663,939

spartan motors, inc. and subsidiaries

Consolidated Statements of Income

YEAR ENDED DECEMBER 31,	2008	2007	2006
SALES	$ 844,390,226	$ 681,922,475	$ 445,377,639
COST OF PRODUCTS SOLD	696,120,232	585,421,207	372,001,666
GROSS PROFIT	148,269,994	96,501,268	73,375,973
OPERATING EXPENSES:			
Research and development	19,460,546	15,868,348	12,622,487
Selling, general and administrative	60,097,686	41,382,741	31,359,187
Goodwill impairment	—	—	2,086,394
OPERATING INCOME	68,711,762	39,250,179	27,307,905
OTHER INCOME (EXPENSE):			
Interest expense	(2,061,767)	(1,747,754)	(347,071)
Interest and other income	679,229	724,852	1,011,613
EARNINGS BEFORE TAXES ON INCOME	67,329,224	38,227,277	27,972,447
TAXES ON INCOME	24,615,000	13,723,000	11,144,000
NET EARNINGS	$ 42,714,224	$ 24,504,277	$ 16,828,447
BASIC NET EARNINGS PER SHARE	$ 1.33	$ 0.77	$ 0.57
DILUTED NET EARNINGS PER SHARE	$ 1.32	$ 0.75	$ 0.55
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	32,008,000	31,935,000	29,606,000
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	32,437,000	32,833,000	30,531,000

spartan motors, inc. and subsidiaries

Consolidated Statements of Cash Flows

YEAR ENDED DECEMBER 31,	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
NET EARNINGS	$ 42,714,224	$ 24,504,277	$ 16,828,447
ADJUSTMENTS TO RECONCILE NET EARNINGS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:			
Depreciation	6,059,138	4,062,789	2,862,721
(Gain) loss on disposal of assets	57,620	86,425	(54,817)
Goodwill impairment	—	—	2,086,394
Tax expense (benefit) related to stock incentive plan transactions	627,099	(3,556,165)	(3,141,000)
Deferred income taxes	383,099	(3,488,175)	(775,261)
Stock based compensation related to stock appreciation rights and restricted stock	2,696,941	1,793,883	1,434,358
Decrease (increase) in operating assets:			
Accounts receivable	56,971,313	(70,286,432)	(25,603,578)
Inventories	16,427,741	(38,902,595)	(19,907,805)
Taxes receivable	—	—	989,896
Other assets	(5,933,052)	11,012,831	(10,857,151)
Increase (decrease) in operating liabilities:			
Accounts payable	(68,993,542)	60,066,016	9,957,947
Accrued warranty	(2,471,293)	4,442,792	1,877,968
Accrued customer rebates	(465,092)	(1,507,852)	1,715,283
Accrued compensation and related taxes	1,705,044	2,718,135	3,471,128
Accrued vacation	146,301	274,965	294,697
Deposits from customers	4,382,458	(1,925,598)	(6,174,775)
Other current liabilities and accrued expenses	1,217,487	775,341	(261,799)
Taxes on income	925,748	3,235,610	4,706,629
TOTAL ADJUSTMENTS	13,737,010	(31,198,030)	(37,379,165)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	56,451,234	(6,693,753)	(20,550,718)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(16,290,066)	(31,182,496)	(14,435,019)
Proceeds from sale of property, plant and equipment	61,008	19,200	456,902
Proceeds from sale of marketable securities	—	—	1,989,190
NET CASH USED IN INVESTING ACTIVITIES	(16,229,058)	(31,163,296)	(11,988,927)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	203,500,000	168,800,000	24,500,000
Payments on long-term debt	(239,522,672)	(131,321,105)	(130,609)
Net proceeds (use of cash) from the exercise or vesting of stock incentive awards	(109,467)	3,626,722	12,808,117
Purchase and retirement of common stock	—	(2,768,869)	—
Cash retained (paid) related to tax impact of stock incentive plan transactions	(627,099)	3,556,165	3,141,000
Payment of dividends	(3,249,743)	(4,342,889)	(3,646,030)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(40,008,981)	37,550,024	36,672,478
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	213,195	(307,025)	4,132,833
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,527,867	13,834,892	9,702,059
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 13,741,062	$ 13,527,867	$ 13,834,892

NASDAQ: SPAR

board of directors

David R. Wilson
Chairman of the Board
Consultant, Automotive, Heavy Truck Industry

Charles E. Nihart, CPA
Retired Accountant, Entrepreneur

George Tesseris
Retired Managing Partner, Tesseris, P.C. (Law Firm)

Kenneth Kaczmarek
Former Chief Financial Officer, Volvo North America

Hugh W. Sloan, Jr.
Deputy Chairman, Woodbridge Foam Corp.

Richard R. Current
Vice President and Chief Financial Officer,
Neogen Corporation

John E. Sztykiel
Chief Executive Officer and President,
Spartan Motors, Inc.

William F. Foster
Vice President, Spartan Motors, Inc.

corporate officers

John E. Sztykiel
Chief Executive Officer and President

James W. Knapp
Senior Vice President, Chief Financial Officer
and Secretary/Treasurer

Thomas T. Kivell
Vice President and General Counsel

William F. Foster
Vice President

corporate headquarters

Spartan Motors, Inc.
1000 Reynolds Road
Charlotte, Michigan 48813
(517) 543-6400

transfer agent

American Stock Transfer & Trust Co. serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:
American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, New York 10038
(800) 937-5449

independent auditors

BDO Seidman, LLP
99 Monroe Avenue NW, Suite 800
Grand Rapids, Michigan 49503
(616) 774-7000

shareholder information

Shares of the Company's stock are traded on The Nasdaq Global Select Market® under the ticker symbol SPAR. The Company's 10-K report filed with the Securities & Exchange Commission will be provided free of charge to any shareholder upon written request, and is available at the Spartan Motors web site (www.spartanmotors.com).

For more information, contact:
Spartan Motors, Inc.
David L. Reid
1000 Reynolds Road
Charlotte, Michigan 48813
(517) 541-3817

Or the Company's outside investor relations firm:
Lambert, Edwards & Associates, Inc.
171 Monroe Avenue NW, Suite 400
Grand Rapids, Michigan 49503
(616) 233-0500

Comparison of Five-Year Cumulative Total Shareholder Return

This graph compares the cumulative total shareholder return on Spartan Motors common stock to the CRSP Total Return Index for The Nasdaq Stock Market ("CRSP NASDAQ") and the CRSP Total Return Index for Trucking and Transportation Stocks reported on The Nasdaq Stock Market ("CRSP T&T"), over a five-year period ended December 31, 2008, using December 31, 2003 as the starting point. The CRSP NASDAQ is a broad-based equity market index developed by the Center for Research in Security Prices at the University of Chicago. The CRSP T&T is comprised of companies with a market capitalization similar to that of Spartan Motors and also is developed by the Center for Research in Security Prices. The CRSP NASDAQ index and CRSP T&T index both assume dividend reinvestment. Cumulative total shareholder return is measured by dividing (1) the sum of: (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the share price at the end and the beginning of the measurement period, by (2) the share price at the beginning of the measurement period.


SPARTAN MOTORS, INC
CRSP NASDAQ
CRSP T&T
$300
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$0
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission File Number ~~000-13611~~ 1-33582

SPARTAN MOTORS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Michigan (State or Other Jurisdiction of Incorporation or Organization)	**38-2078923** (I.R.S. Employer Identification No.)
1000 Reynolds Road **Charlotte, Michigan** (Address of Principal Executive Offices)	**48813** (Zip Code)

Registrant's Telephone Number, Including Area Code: **(517) 543-6400**

Securities registered pursuant to Section 12(b) of the Securities Exchange Act

Title of Class	Name of Exchange on which Registered
Common Stock, $.01 Par Value	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Securities Exchange Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ____ No _X_

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ____ No _X_

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ____ Accelerated filer _X_ Non-accelerated filer ____ Smaller reporting company ____

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).

Yes ____ No _X_

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant, based on the last sales price of such stock on NASDAQ Global Select Market on June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter: $218,323,367.

The number of shares outstanding of the registrant's Common Stock, $.01 par value, as of February 28, 2009: 32,587,289 shares

Documents Incorporated by Reference

Portions of the definitive proxy statement for the registrant's May 20, 2009 annual meeting of shareholders, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2008, are incorporated by reference in Part III.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains some statements that are not historical facts. These statements are called "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve important known and unknown risks, uncertainties and other factors and can be identified by phrases using "estimate," "anticipate," "believe," "project," "expect," "intend," "predict," "potential," "future," "may," "will," "should" and similar expressions or words. Our future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Risk Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.

Risk Factors include, but are not limited to, the risk factors listed and more fully described in Item 1A, "Risk Factors", as well as risk factors that we have discussed in previous public reports and other documents filed with the Securities and Exchange Commission. This list provides examples of factors that could affect the results described by forward-looking statements contained in this Form 10-K. However, this list is not intended to be exhaustive; many other factors could impact our business and it is impossible to predict with any accuracy which factors could result in negative impacts. Other Risk Factors exist, and new Risk Factors emerge from time to time that may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, although we believe that the forward-looking statements contained in this Form 10-K are reasonable, we cannot provide you with any guarantee that the anticipated results will be achieved. All forward-looking statements in this Form 10-K are expressly qualified in their entirety by the cautionary statements contained in this section and investors should not place undue reliance on forward-looking statements as a prediction of actual results. The Company undertakes no obligation to update or revise any forward-looking statements to reflect developments or information obtained after the date of this letter.

PART I

Item 1. Business.

General

Spartan Motors, Inc. (the "Company") was organized as a Michigan corporation on September 18, 1975, and is headquartered in Charlotte, Michigan. The Company began development of its first product that same year and shipped its first fire truck chassis in October 1975.

The Company is known as a leading, niche market engineer and manufacturer in the heavy-duty, custom vehicles marketplace. The Company has four wholly owned subsidiaries: Spartan Motors Chassis, Inc., located at the corporate headquarters in Charlotte, Michigan ("Spartan Chassis"); Crimson Fire, Inc. located in Brandon, South Dakota ("Crimson"); Crimson Fire Aerials, Inc., located in Lancaster, Pennsylvania ("Crimson Aerials"); and Road Rescue, Inc., located in Marion, South Carolina ("Road Rescue").

Spartan Chassis is a leading designer, engineer and manufacturer of custom heavy-duty chassis. The chassis consist of a frame assembly, engine, transmission, electrical system, running gear (wheels, tires, axles, suspension and brakes) and, for fire trucks and some specialty chassis applications, a cab. Spartan Chassis customers are original equipment manufacturers ("OEMs") who complete their heavy-duty vehicle product by either mounting the body or apparatus on the Company's chassis or integrating the drive train with the armored body. Crimson and Road Rescue engineer and manufacture emergency vehicles built on chassis platforms purchased from either Spartan Chassis or outside sources. Crimson Aerials engineers and manufactures aerial ladder components for fire trucks.

The Company's business strategy is to further diversify product lines and develop innovative design, engineering and manufacturing expertise in order to be the best value producer of custom vehicle products. Spartan Chassis sells its custom chassis to three principal markets: fire truck, motorhome and other product sales which include specialty vehicles and service parts and accessories. Other product sales have grown in recent years reflecting increased sales from service, parts and accessories. The Company's diversification across several sectors gives numerous opportunities while minimizing overall risk. Additionally, the Company's business model provides the agility to quickly respond to market needs, take advantage of strategic opportunities when they arise and correctly size operations to ensure stability and growth.

The Company has an innovative team focused on building lasting relationships with its customers. This is accomplished by striving to deliver premium custom vehicles and services. The Company believes that it can best carry out its long-term business plan and obtain optimal financial flexibility by using a combination of borrowings under the Company's credit facilities, as well as internally or externally generated equity capital, as sources of expansion capital.

The Company's Segments

The Company is organized into two reportable segments, Spartan Chassis and the Emergency Vehicle Team ("EVTeam"). For certain financial information related to each segment, see Note 12, *Business Segments*, of the Notes to Consolidated Financial Statements appearing in Item 8 of this Form 10-K.

Spartan Chassis

Sales by Spartan Chassis represented 92.3%, 90.3% and 87.9% of the Company's consolidated sales for the years ended December 31, 2008, 2007 and 2006, respectively. Spartan Chassis has extensive engineering experience in creating chassis for vehicles that perform specialized tasks. Spartan Chassis engineers, manufactures and markets chassis for fire trucks, motorhomes and specialty applications such as military vehicles, trolleys, utility trucks and crash-rescue vehicles. Spartan Chassis manufactures chassis only upon receipt of confirmed purchase orders; thus, it does not have significant amounts of completed product inventory. As a specialized chassis producer, Spartan Chassis believes that it holds a unique position for continued growth due to its engineering reaction time, manufacturing expertise and flexibility. This allows Spartan Chassis to profitably manufacture custom chassis with a specialized design that will serve customer needs more efficiently and economically than a standard, commercially-produced chassis. Spartan Chassis markets its products throughout the U.S. and Canada. Spartan Chassis employed approximately 830 associates in Charlotte, Michigan as of February 28, 2009, of which approximately 795 were full-time. Of the full-time associates, 11 were contracted employees.

Fire Truck Chassis

Spartan Chassis custom manufactures fire truck chassis and cabs in response to exact customer specifications. These specifications vary based on such factors as application, terrain, street configuration and the nature of the community, state or country in which the fire truck will be utilized. Spartan Chassis has three fire truck models within this product line: (1) the "Gladiator" chassis; (2) the "Metro Star" chassis; and (3) the "Furion" chassis.

Spartan Chassis strives to develop innovative engineering solutions to meet customer requirements, and designs new products anticipating the future needs of the marketplace. Spartan Chassis monitors the availability of new technology and works closely with its component manufacturers to apply new technology to its products.

Over the past few years, there have been several examples of such innovations. Spartan Chassis helps to introduce to the fire truck market vehicle systems and components that incrementally improve the level of safety for all vehicle occupants. Spartan Chassis was the first to introduce Roll Stability Control, which helps maintain vehicle stability and aids in reducing vehicle rollovers. Other safety systems include side roll protection, a side air bag and seat pretension system; the seatbelt sensor system that indicates unbuckled seatbelts, and the all-belts-to-seat system with shock-absorbent seats and prominent red-colored seatbelts. The newest safety vehicle application, the 4x4 feature, enables a lower center of gravity, improving vehicle control, balance and maneuverability. The 4x4 option is available on the complete fire truck vehicle lineup.

Motorhome Chassis

Spartan Chassis custom manufactures chassis to the individual specifications of its motorhome chassis OEM customers. These specifications vary based on specific interior and exterior design specifications, power requirements, horsepower and electrical needs of the motorhome bodies to be attached to the Spartan chassis. Spartan Chassis' motorhome chassis are separated into five models: (1) the "NVS" series chassis; (2) the "Mountain Master" series chassis; (3) the "K2" series chassis; (4) the "K3" series chassis and (5) the "ME2" series chassis. These motorhome chassis are generally distinguished by differences in allowable vehicle weight, length, gross vehicle weight, engines, options and price. The ME2, which is a mid-engine chassis, provides the OEM a significant opportunity in floor plan flexibility and provides enhanced ride and handling for the driver. A version with a rear-lift deck, or traveling garage, provides extra storage space for bicycles, ATVs, canoes and other "toys" that complement the RV lifestyle. The innovative mid-engine design is now available on entry-level diesel motorhome chassis. Versions of these five basic product models are designed and engineered in order to meet customer requirements. This allows the chassis to be adapted to each OEM's specific floor plan and manufacturing process. Spartan Chassis continually seeks to develop innovative engineering solutions to customer requirements and strives to anticipate future market needs and trends by working closely with the OEMs and listening to the end users.

Specialty Vehicle Chassis

Spartan Chassis continues to develop specialized chassis and actively seeks additional applications of its existing products and technology in the specialty vehicle market. In 2005, the Company produced its first specialty chassis for military vehicles. From 2005 to 2008, Spartan Chassis produced over 6,000 mine resistant wheeled vehicles for U.S. military forces. Of the nearly 16,000 Mine Resistant Ambush Protected vehicles ordered by the Department of Defense, almost one-third were manufactured at Spartan Chassis. Additionally, Spartan Chassis continues to be the sole assembler of the Iraqi Light Armored Vehicle and this contract is expected to be extended for another two years. Military vehicle chassis are the primary type of specialty chassis currently produced. With the large number of military vehicles that Spartan Chassis has produced, a corresponding increase in demand for spare parts for military vehicles has developed. Additionally, the Company is increasingly selling military spare parts directly to the U.S. Government as the Defense Logistics Agency increasingly understands the Company's delivery speed, quality and high value of the parts it can provide. As the U.S. military continues to use military vehicles, the spare parts market will also continue to expand and Spartan is well positioned to take advantage of this growing opportunity. Sales for specialty vehicle chassis for military vehicles depend on U.S. Government contracts awarded to Spartan Chassis customers. Multi-year U.S. Government contracts generally are not fully funded at inception.

EVTeam

The Company's EVTeam consists of its three wholly owned subsidiaries, Crimson, Crimson Aerials and Road Rescue. Crimson and Road Rescue engineer and manufacture emergency vehicles built on chassis platforms purchased from either Spartan Chassis or outside sources. Crimson Aerials engineers and manufactures aerial ladder components for fire trucks. The EVTeam members manufacture products only upon receipt of confirmed purchase orders; thus they do not have significant amounts of completed product inventory. The EVTeam employed approximately 435 associates as of February 28, 2009 of which approximately 430 were full-time.

Crimson Fire, Inc.

Crimson engineers, manufactures and markets its custom and commercial fire apparatus products through a network of dealers throughout North America. Crimson's product lines include pumpers and aerial fire apparatus, heavy- and light-duty rescue units, tankers and quick attack units. Created by the merger on January 1, 2003 of two of the Company's wholly owned subsidiaries - Luverne Fire Apparatus, Ltd. and Quality Manufacturing, Inc. (two of the industry's oldest brands) - the Crimson Fire brand builds on more than 130 years of heritage. Crimson is recognized in the industry for its innovative design and engineering. Crimson's signature features - such as Tubular Stainless Steel body structure (known as the Trix-Max™ body frame), Vibra-Torq™ mounting system, and Smart Access pump panels - are designed to offer the safety, reliability and durability that firefighters need to get the job done again and again.

Crimson Fire Aerials, Inc.

Crimson Aerials engineers, manufactures and markets aerial ladder components for fire trucks at its headquarters in Lancaster, Pennsylvania. The Company began operations in the later half of 2003 and has developed a full line of aerial products. Crimson Aerials introduced its first models in 2004 and is poised to produce the next generation of aerial devices in terms of technology, operation and serviceability. Crimson Aerials currently sells its products to only Crimson Fire, Inc.

Road Rescue, Inc.

Road Rescue engineers, manufactures and markets a complete line of premium, custom advanced-care ambulances and rescue vehicles at its headquarters in Marion, South Carolina. Road Rescue is a market leader in the design of Type I and Type III high-performance, modular ambulances that fit all emergency transport requirements and offer the latest in technology. Road Rescue was the originator of many features that are now industry standards, such as the recessed flip bumper and restocking cabinets. Another feature improvement originating at Road Rescue was an all wood free interior. These vehicles are built with safety, performance and ease-of-maintenance in mind. Road Rescue markets its products through a dealer network throughout the United States and Canada.

Marketing

Spartan Chassis markets its custom manufactured chassis throughout the U.S. and Canada, primarily through the direct contact of its sales department with OEMs, dealers and end users. The EVTeam maintains dealer organizations that establish close working relationships through their sales departments with end users. These personal contacts focus on the quality of the group's custom products and allow the Company to keep customers updated on new and improved product lines and end users' needs.

In 2008 and consistent with prior years, representatives from the Company attended trade shows, rallies and expositions throughout North America as well as Europe and Asia to promote its products. Trade shows provide the opportunity to display products and to meet directly with OEMs who purchase chassis, dealers who sell finished vehicles and consumers who buy the finished products. Participation in these events also allows the Company to better identify what customers and end users are looking for in the future. The Company uses these events to create a competitive advantage by relaying this information back to its research and development engineering groups for future development projects.

The Company's sales and marketing team is responsible for selling its manufactured goods and producing product literature. The sales group consists of approximately 50 salespeople based in Company locations in Charlotte, Michigan; Brandon, South Dakota; Marion, South Carolina; and Lancaster, Pennsylvania; and 15 additional salespeople located throughout North America.

Competition

The principal methods of building competitive advantages utilized by the Company include short engineering reaction time, custom design capability, high product quality, superior customer service and quick delivery. The Company competes with companies that manufacture for similar markets, including some divisions of large diversified organizations that have total sales and financial resources exceeding those of the Company. Certain competitors are vertically integrated and manufacture their own chassis and/or apparatuses, although they generally do not sell their chassis to outside customers (other OEMs). The Company's direct competitors in the emergency vehicle apparatus market are principally smaller manufacturers.

Because of the lack of reliable published statistics, the Company is unable to state with certainty its position in its markets compared to its competitors. The emergency vehicle market and, to a lesser degree, the custom chassis market are fragmented. The Company believes that no one company has a dominant position in either market.

Manufacturing

Spartan Chassis currently has seven principal assembly facilities in Charlotte, Michigan for its custom chassis products. In 2007, the Company purchased three manufacturing facilities, one of which was previously leased in part as a warehousing facility. In addition, the Company built a new cab manufacturing facility, approved in 2006 by the Company's Board of Directors, and this facility began production in the second quarter of 2007. This recently constructed plant replaced outdated facilities and also added manufacturing capacity. Due to the custom nature of its business, the Company's chassis cannot be manufactured efficiently on automated assembly lines. Generally, Spartan Chassis designs, engineers and assembles its specialized heavy-duty truck chassis using commercially available components purchased from outside suppliers rather than producing components internally. Approximately 96% of fire truck and motorhome material costs and approximately 50% of other product material costs, primarily related to the military market, were directly attributable to purchased components that are commercially available from outside vendors. This approach facilitates prompt serviceability of finished products, reduces production costs, expedites the development of new products and reduces the potential of costly down time for the end user.

The EVTeam products are manufactured and assembled in each of the subsidiaries' respective manufacturing facilities, represented by four plants in total. The chassis for the products are purchased from Spartan Chassis and from outside commercial chassis manufacturers. The EVTeam facilities do not use automated assembly lines since each vehicle is manufactured to meet specifications of an end user customized order. The chassis is rolled down the production line as other components are added and connected. The body is manufactured at the facility with components such as pumps, tanks, aerial ladders and electrical control units purchased from outside suppliers.

Suppliers

The Company is dedicated to establishing long-term and mutually beneficial relationships with its suppliers. Through these relationships, the Company benefits from new innovations, higher quality, reduced lead times, smoother/faster manufacturing ramp-up of new vehicle introductions and lower total costs of doing business. The combined buying power of the Company's subsidiaries and a corporate supply chain management initiative allow the Company to benefit from economies of scale and to focus on a common vision.

Components for the Company's products are generally available from a number of suppliers. The Company maintains an extensive qualification, on-site inspection, assistance, and performance measurement system to control risks associated with reliance on suppliers. The Company has not experienced any significant shortages of raw materials and normally does not carry inventories of such raw materials or components in excess of those reasonably required to meet production and shipping schedules. The Company purchases steel and aluminum under purchase agreements. Material cost increases are passed on to the Company's customers whenever possible. However, there can be no assurance that there will be no steel, aluminum or other cost or supply issues over the long-term.

Research and Development

The Company's success depends on its ability to respond quickly to changing market demands and new regulatory requirements. Thus, it emphasizes research and development and commits significant resources to develop and adapt new products and production techniques. The Company dedicates a portion of its facilities to research and development projects and focuses on implementing the latest technology from component manufacturers into existing products and manufacturing prototypes of new product lines. The Company spent $19.5 million, $15.9 million and $12.6 million on research and development in 2008, 2007 and 2006, respectively.

Product Warranties

The Company's subsidiaries all provide limited warranties against assembly/construction defects. These warranties generally provide for the replacement or repair of defective parts or workmanship for a specified period following the date of sale. The end users also may receive limited warranties from suppliers of components that are incorporated into the Company's chassis and vehicles. For more information concerning the Company's product warranties, see Note 10, *Commitments and Contingent Liabilities*, of the Notes to Consolidated Financial Statements appearing in this Form 10-K.

Patents, Trademarks and Licenses

The Company and its subsidiaries have nine United States patents which include rights to the design and structure of chassis and certain peripheral equipment, and have one pending patent application in the United States and one pending with the World Intellectual Property Organization. The existing patents will expire on various dates from 2016 through 2024 and all are subject to payments of required maintenance fees. The Company and its subsidiaries also own seven United States trademark registrations and three United States service mark registrations, as well as two trademark registrations in each of New Zealand and Peru, and one trademark registration in each of Canada, Mexico and Papua New Guinea. The trademark and service mark registrations are generally renewable under applicable laws, subject to payment of required fees and the filing of affidavits of use. In addition, the Company has three pending Canadian trademark applications.

The Company believes its products are identified by the Company's trademarks and that its trademarks are valuable assets to both of its business segments. The Company is not aware of any infringing uses or any prior claims of ownership of its trademarks that could materially affect its business. It is the policy of the Company to pursue registration of its primary marks whenever possible and to vigorously defend its patents, trademarks and other proprietary marks against infringement or other threats to the greatest extent practicable under applicable laws.

Environmental Matters

Compliance with federal, state and local environmental laws and regulations has not had, nor is it expected to have, a material effect on the Company's capital expenditures, earnings or competitive position.

Associates

The Company and its subsidiaries employed 1,275 associates as of February 28, 2009, of which 1,237 were full-time. Included in the full-time counts are 26 contracted associates. Management presently considers its relations with associates to be positive.

Customer Base

In 2008, the Company's customer base included three major customers, all of which were customers of Spartan Chassis. Sales in 2008 to BAE Systems ("BAE") were $313.8 million, to General Dynamics Land Systems, Inc. ("General Dynamics") were $134.0 million and to Force Protection Industries, Inc. ("Force Protection") were $105.2 million. These numbers compare to 2007 sales of $52.3 million to BAE, $79.1 million to General Dynamics and $131.5 million to Force Protection and to 2006 sales of $24.7 million to BAE and $45.2 million to Force Protection. There were no sales to General Dynamics in 2006.

In 2007 and 2006, Newmar Corp. ("Newmar") and Fleetwood Motor Homes of Indiana, Inc. ("Fleetwood") were major customers in addition to General Dynamics and Force Protection. Sales were $85.6 million and $74.4 million in 2007 to Newmar and Fleetwood, respectively. In 2006, sales were $92.4 million and $56.9 million to Newmar and Fleetwood, respectively. Sales to these customers in 2008 were less than 10% and thus they are not considered a major customer in 2008. Sales to these customers decreased primarily related to the economic climate.

Sales to customers classified as major amounted to 65.5%, 54.3% and 33.5% of total revenues in 2008, 2007 and 2006, respectively. Although the loss of a major customer could have a material adverse effect on Spartan Chassis and its future operating results, the Company believes that it has developed strong relationships with its customers. In, addition, while no other customer individually comprises more than 10% of total net sales, the Company does have other significant customers which, if the relationship changes significantly, could have a material adverse impact on the Company's financial position and results of operations. See related risk factors in Item 1A of this Form 10-K.

Sales made to external customers outside the United States were $11.2 million, $8.2 million, and $7.1 million for the years ended December 31, 2008, 2007 and 2006, respectively, or 1.3%, 1.2% and 1.6%, respectively, of sales for those years. All of the Company's long-lived assets are located in the United States.

Backlog Orders

At December 31, 2008, the Company had backlog orders for Spartan Chassis of approximately $87.5 million, compared with a backlog of $287.0 million at December 31, 2007. At December 31, 2008, the Company had backlog orders for the EVTeam of $82.4 million, compared with a backlog of $51.4 million at December 31, 2007. The Company expects to fill all of the backlog orders at December 31, 2008 during 2009.

Although the backlog of unfilled orders is one of many indicators of market demand, several factors, such as changes in production rates, available capacity, new product introductions and competitive pricing actions, may affect actual sales. Accordingly, a comparison of backlog from period to period is not necessarily indicative of eventual actual shipments.

Available Information

The address of the Company's web site is www.spartanmotors.com. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports (and amendments thereto) filed or furnished pursuant to Section 13(a) of the Securities Exchange Act are available on its web site as soon as reasonably practicable after the Company electronically files or furnishes such materials with the Securities and Exchange Commission. In addition, paper copies of these materials are available without charge upon written request to James W. Knapp, Spartan Motors, Inc., 1000 Reynolds Road, Charlotte, Michigan 48813.

Item 1A. Risk Factors.

The recent global economic and financial market crisis has had and may continue to have a negative effect on our business and operations.

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, all of which has had and may continue to have a negative effect on our business, results of operations, financial condition and liquidity. Many of our customers and suppliers have been severely affected by the current economic turmoil. Current or potential customers and suppliers may no longer be in business, may be unable to fund purchases or determine to reduce purchases, all of which has and could continue to lead to reduced demand for our products, reduced gross margins, and increased customer payment delays or defaults. Further, suppliers may not be able to supply us with needed raw materials on a timely basis, may increase prices or go out of business, which could result in our inability to meet consumer demand or affect our gross margins. We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given certain fixed costs associated with our operations, difficulties if we overstrain our resources, and our long-term business approach that necessitates we remain in position to respond when market conditions improve.

The timing and nature of any recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected. Such conditions make it very difficult to forecast operating results. The foregoing conditions may also impact the valuation of certain long-lived or intangible assets that are subject to impairment testing, potentially resulting in non-cash impairment charges which may be material to our financial condition or results of operations. See "Credit Market Developments" below for a related risk factor to the Company's liquidity resulting from the current crisis.

Capital markets are currently experiencing a period of dislocation and instability, which has had and could continue to have a negative impact on the availability and cost of capital.

The general disruption in the U.S. capital markets has impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole. These conditions could persist for a prolonged period of time or worsen in the future. Our ability to access the capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition, results of operations and our ability to obtain and manage our liquidity. In addition, the cost of debt financing and the proceeds of equity financing may be materially adversely impacted by these market conditions.

The Company's customers, dealers and suppliers may be adversely affected by the financial and credit liquidity crisis. Although the Company reviews the credit worthiness of its customers and suppliers, it cannot fully predict the extent to which they may be negatively affected or to what extent their operations will be disrupted.

We depend heavily on U.S. government contracts, which are subject to risks.

In addition to the risk associated with the economic and global crisis, the Company is subject to risks affiliated with U.S. governmental contracts. In 2008, 66.0% of our revenues were derived from U.S. government contracts and subcontracts for military drive train integration, vehicle final assembly and service parts. In addition to normal business risks, our contracts and subcontracts with the U.S. government are subject to unique risks, some of which are beyond our control.

Our U.S. government contracts and subcontracts are narrowly focused on a limited number of defense programs. Our business with the federal government is focused on the production, refurbishment and logistics support of chassis and other parts and assemblies for specialty military vehicles that are resistant to mine and improvised explosive device damage. Changes in military strategies, tactics and conditions on the ground in Iraq and Afghanistan may lead to a reduction, delay or termination of these vehicle programs that we support. Substantial reductions in our existing programs, unless offset by other programs or opportunities, would adversely affect our sales and earnings.

The funding of U.S. government programs is subject to congressional appropriations. Many of the U.S. government programs in which we participate may extend for several years; however, these programs are normally funded annually. Long-term government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods are not made. The termination of funding for a U.S. government program would result in a loss of anticipated future revenues attributable to that program, which could have a materially negative impact on our operations.

The U.S. government may modify, curtail or terminate our contracts. The U.S. government may modify, curtail or terminate its contracts and subcontracts without prior notice, at its convenience, upon payment for work done and commitments made at the time of termination. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

Our business is subject to U.S. government inquiries and investigations. We are subject, from time to time, to certain U.S. government inquiries and investigations of our business practices due to our participation in government contracts and subcontracts. Such inquiries or investigations could result in suspension or debarment, for cause, from U.S. government contracting or subcontracting for a period of time, as well as claims for fines, penalties, and damages (including treble damages in certain circumstances), which would potentially result in a material adverse effect on our results of operations and financial condition.

Our U.S. government business is also subject to specific procurement regulations and other requirements. These requirements, although customary in U.S. government contracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a negative effect on our financial condition. Failure to comply with these regulations and requirements could lead to suspension or debarment, for cause, from U.S. government contracting or subcontracting for a period of time and could have a negative effect on our reputation and ability to secure future U.S. government contracts and subcontracts. In addition, although we have taken measures to prevent and detect employee misconduct related to government procurement regulations, these measures may not effectively deter such activity. Any government action related to violations of procurement laws and regulations may have a material adverse effect on our financial position, future operating results, or cash flows.

Our businesses are cyclical and this can lead to fluctuations in our operating results.

The industries in which we operate are highly cyclical and there can be substantial fluctuations in our manufacturing shipments and operating results, and the results for any prior period may not be indicative of results for any future period. Companies within these industries are subject to volatility in operating results due to external factors such as economic, demographic and political changes. Factors affecting the manufacture of chassis, fire trucks, aerial ladders and ambulances include but are not limited to:

- Interest rates and the availability of financing;
- Commodity prices;
- Unemployment trends;
- International tensions and hostilities;
- General economic conditions;
- Federal, state and municipal budgets
- Strength of the U.S. dollar compared to foreign currencies;
- Overall consumer confidence and the level of discretionary consumer spending;
- Dealers' and manufacturers' inventory levels; and
- Fuel availability and prices.

General economic and political conditions.

The effect of new or amended laws or regulations on the Company, our industry or the economy as a whole could have a detrimental effect on our operations. Such laws and regulations could cause an industry-wide market decline or affect the Company due to our inability to compete with other companies that are unaffected by these laws, regulations or policies.

Concerns regarding acts of terrorism, the war in Iraq, the war in Afghanistan and subsequent events have created significant global economic and political uncertainties that may have material and adverse effects on consumer demand (particularly the specialty and motor home markets), shipping and transportation and the availability of manufacturing components.

Changes in economic conditions, including changes in interest rates, strength of the United States dollar, financial market performance, credit availability and industry-specific factors, could impact the economy in general. Such changes could result in a downward trend that impacts not only our business, but all companies with which we compete; or, the changes could impact only those parts of the economy upon which we rely in a unique fashion; including, for example, the introduction of trade barriers that impact our attempts to expand in North America. See "Recent Global Economic and Financial Market Crisis" above for a related risk factor specific to the current economic crisis.

Amendments of the regulations governing our businesses could have a material impact on our operations.

Our manufactured products are subject to extensive federal and state regulations. Amendments to any of these regulations and the implementation of new regulations could significantly increase the costs of manufacturing, purchasing, operating or selling our products and could have a material adverse effect on our results of operations. Our failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of sales or production, or cessation of operations. In addition, a major product recall could have a material adverse effect on our results of operations.

Certain U.S. tax laws currently afford favorable tax treatment for the purchase and sale of recreational vehicles that are used as the equivalent of second homes. These laws and regulations have historically been amended frequently, and it is likely that further amendments and additional regulations will be applicable to us and our products in the future. Amendments to these laws and regulations and the implementation of new regulations could have a material adverse effect on our results of operations.

Our operations are subject to a variety of federal and state environmental regulations relating to noise pollution and the use, generation, storage, treatment, emission and disposal of hazardous materials and wastes. Although we believe that we are currently in material compliance with applicable environmental regulations, our failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of production or operations, alterations to the manufacturing process, costly cleanup or capital expenditures. For example, laws mandating greater fuel efficiency and the heightened emission standards that took effect in 2007 have increased our research and development costs and the cost of components necessary for production. Additionally, this event could lead to the temporary unavailability of engines. The next change to emission standards that impacts the Company's products will occur in 2010.

Any negative change in the Company's relationship with its major customers could have significant negative effects on revenues and profits.

The Company's financial success is directly related to the willingness of its customers to continue to purchase its products. Failure to fill customers' orders in a timely manner could harm the Company's relationships with its customers. Furthermore, if any of the Company's major customers experience a significant downturn in its business, or fails to remain committed to the Company's products or brands, then these customers may reduce or discontinue purchases from the Company, which could have an adverse effect on the Company's business, results of operations and financial condition. The Company has three customers that accounted for 65.5% of its total annual sales in 2008 - any negative change in the Company's relationship with any one of them or the orders placed by any one of them could significantly affect the Company's revenues and profits.

Economic, legal and other factors could impact our customers' ability to pay accounts receivable balances due from them.

In the ordinary course of business, customers are granted terms related to the sale of goods and services delivered to them. These terms typically include a period of time between when the goods and services are tendered for delivery to the customer and when the customer needs to pay for these goods and services. The amounts due under these payment terms are listed as accounts receivable on our balance sheet. Prior to collection of these accounts receivable, our customers could encounter drops in sales, large legal settlements, or other factors which could impact their ability to continue as a going concern and which could affect the collectability of these amounts. Writing off uncollectible accounts receivable could have a material adverse effect on our earnings and cash flow as the Company has major customers with material accounts receivable balances at any given time. See "Recent Global Economic and Financial Market Crisis" above for related risk factor on the current economic crisis and its potential impact on our customers.

We depend on a small group of suppliers for some of our components, and the loss of any of these suppliers could affect our ability to obtain components at competitive prices, which would decrease our sales or earnings.

Most chassis, fire truck, aerial ladder and ambulance commodity components are readily available from a variety of sources. However, a few proprietary or specialty components are produced by a small group of quality suppliers that have the capacity to support our requirements. Changes in our relationships with these suppliers, shortages, production delays or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to timely manufacture our products and secure sales. If we cannot obtain an adequate supply of components, this could result in a decrease in our sales and earnings. See "Recent Global Economic and Financial Market Crisis" above for related risk factor on the current economic crisis and its potential impact on our suppliers.

Fuel shortages, or higher prices for fuel, could have a negative effect on sales.

Gasoline or diesel fuel is required for the operation of motor homes, fire trucks, aerial ladders and ambulances. Particularly in view of increased international tensions and increased global demand for oil, there can be no assurance that the supply of these petroleum products will continue uninterrupted, that rationing will not be imposed or that the price of or tax on these petroleum products will not significantly increase in the future. Increases in gasoline and diesel prices and speculation about potential fuel shortages have had an unfavorable effect on consumer demand for motor homes from time to time in the past, which then has a material adverse effect on sales volume, and may do so in the future. Increases in the price of oil also can result in significant increases in the price of many of the components in our products, which may have a negative impact on margins or sales volumes.

Fluctuations in Quarterly Results

The Company's quarterly operating results depend on a variety of factors including, but not limited to, the timing and volume of additional military orders that are dependent on U.S. government contracts awarded to our customers. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations.

Potential Volatility of Stock Price

The market price of the Company's common stock has been and could continue to be subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, the ability to obtain additional U.S. government contracts or subcontracts, changes in congressional appropriations program funding levels, a failure to meet published estimates of or changes in earnings estimates by securities analysts, sales of common stock by existing holders, loss of key personnel, market conditions in our industries, shortages of key product inventory components and general economic conditions.

Credit market developments may reduce availability under our credit agreement.

Due to the current volatile state of the credit markets, there is risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments. If our lenders fail to honor their legal commitments under our credit facilities, it could be difficult in the current environment to replace our credit facilities on similar terms. Although we believe that our operating cash flow, access to capital markets and existing credit facilities will give us the ability to satisfy our liquidity needs for at least the next 12 months, the failure of any of the lenders under our credit facilities may impact our ability to finance our operating or investing activities.

When we introduce new products we may incur expenses that we did not anticipate, such as recall expenses, resulting in reduced earnings.

The introduction of new products is critical to our future success. We have additional costs when we introduce new products, such as initial labor or purchasing inefficiencies, but we may also incur unexpected expenses. For example, we may experience unexpected engineering or design flaws that will force a recall of a new product. In addition, we may make business decisions that include offering incentives to stimulate the sales of products not adequately accepted by the market, or to stimulate sales of older or obsolete products. The costs resulting from these types of problems could be substantial and have a significant adverse effect on our earnings.

If there is a rise in the frequency and size of product liability, warranty and other claims against us, including wrongful death claims, our business, results of operations and financial condition may be harmed.

We are frequently subject, in the ordinary course of business, to litigation involving product liability and other claims, including wrongful death claims, related to personal injury and warranties. We partially self-insure our product liability claims and purchase excess product liability insurance in the commercial insurance market. We cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. Any increase in the frequency and size of these claims, as compared to our experience in prior years, may cause the premiums that we are required to pay for such insurance to rise significantly. It may also increase the amounts we pay in punitive damages, which may not be covered by our insurance.

Increased costs, including costs of raw materials, component parts and labor costs, potentially impacted by changes in labor rates and practices, could reduce our operating income.

Our results of operations may be significantly affected by the availability and pricing of manufacturing components and labor, as well as changes in labor rates and practices. Increases in raw materials used in our products could affect the cost of our supply materials and components, as the rising steel and aluminum prices have impacted the cost of certain of the Company's manufacturing components. Although we attempt to mitigate the effect of any escalation in components and labor costs by negotiating with current or new suppliers and by increasing productivity or, where necessary, by increasing the sales prices of our products, we cannot be certain that we will be able to do so without it having an adverse impact on the competitiveness of our products and, therefore, our sales volume. If we cannot successfully offset increases in our manufacturing costs, this could have a material adverse impact on our margins, operating income and cash flows. Our profit margins may decrease if prices of purchased component parts or labor rates increase and we are unable to pass on those increases to our customers. Even if we were able to offset higher manufacturing costs by increasing the sales prices of our products, the realization of any such increases often lags behind the rise in manufacturing costs, especially in our operations, due in part to our commitment to give our customers and dealers price protection with respect to previously placed customer orders.

Failure to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act could have an adverse effect on our business and stock price.

Section 404 of the Sarbanes-Oxley Act requires us to evaluate annually the effectiveness of our internal control over financial reporting as of the end of each fiscal year and to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 10-K. Based on that evaluation our management concluded that our internal control over financial reporting was effective as of December 31, 2008. Section 404 also requires our independent registered public accounting firm to attest to, and report on, the adequacy of our internal control over financial reporting based on criteria and standards described in Item 9A of this annual report on Form 10-K. If we fail to maintain the adequacy of our internal control in accordance with those criteria and standards (as they may be modified, supplemented or amended from time to time), we cannot assure you that we will be able to conclude in the future that we have effective internal control over financial reporting in accordance with Section 404. If we fail to maintain a system of effective internal control, it could have an adverse effect on our business and stock price. The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited by BDO Seidman LLP, an independent registered public accounting firm, as stated in its attestation report.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The following table sets forth information concerning the properties owned or leased by the Company. The Company believes that its facilities are suitable for their intended purposes and adequate to meet its requirements for the foreseeable future.

Used By	Location	Use	Owned/ Leased	Square Footage
Spartan Motors, Inc., Spartan Motors Chassis, Inc.	Plant 1 - 1000 Reynolds Road Charlotte, Michigan	Service Parts, Service Garage, Customer Service, Service Parts Warehousing	Owned	64,792
Spartan Motors, Inc., Spartan Motors Chassis, Inc.	Plant 2 - 1542 Reynolds Road Charlotte, Michigan	Sales, Systems and Processes, Engineering	Owned	66,296
Spartan Motors, Inc., Spartan Motors Chassis, Inc.	Plant 3 - 1580 Mikesell Street Charlotte, Michigan	Manufacturing, Purchasing, Corporate Offices	Owned	55,994
Spartan Motors, Inc., Spartan Motors Chassis, Inc.	Plant 4 - 1549 Mikesell Street Charlotte, Michigan	Manufacturing, Receiving, Marketing, Corporate Communications, Human Resources, Warehousing	Owned	141,567
Spartan Motors Chassis, Inc.	Plant 5 - 1055 Mikesell Street Charlotte, Michigan	Manufacturing	Owned	50,648
Spartan Motors Chassis, Inc.	Plant 6 - 1065 Mikesell Street Charlotte, Michigan	Manufacturing, Warehousing, Engineering	Owned	30,455
Spartan Motors Chassis, Inc.	Plant 7 - 1111 Mikesell Street Charlotte, Michigan	Manufacturing, Warehousing, Receiving	Owned	172,500
Spartan Motors Chassis, Inc.	Plant 8 - 1663 Reynolds Road Charlotte, Michigan	Manufacturing, Warehousing	Owned	106,838
Spartan Motors Chassis, Inc.	Plant 9 – 909 Shepherd Street Charlotte, Michigan	Research & Development	Owned	8,394
Spartan Motors Chassis, Inc.	Plant 10 – 1014 Reynolds Road Charlotte, Michigan	Service Parts Warehousing	Owned	29,000

Used By	Location	Use	Owned/ Leased	Square Footage
Spartan Motors Chassis, Inc.	Plant 11 – 1597 Reynolds Road Charlotte, Michigan	Research & Development	Owned	14,653
Spartan Motors Chassis, Inc.	Carefree Plant – 1043 Reynolds Road, Charlotte, Michigan	Manufacturing, Warehousing	Leased	121,807
Crimson Fire, Inc.	907 7th Avenue, North Brandon, South Dakota	General Offices, Manufacturing, Warehousing	Owned	32,000
Crimson Fire, Inc.	1209 E. Birch Street, Brandon, South Dakota	Manufacturing, Warehousing	Leased	35,000
Crimson Fire, Inc.	725 Birch Street, Brandon, South Dakota	Warehousing	Leased	2,000
Crimson Fire Aerials, Inc.	1828 Freedom Road, Lancaster, Pennsylvania	General Offices, Manufacturing, Warehousing	Leased	34,000
Road Rescue, Inc.	2914 Spartan Place, Marion, South Carolina	General Offices, Manufacturing, Warehousing	Owned	106,000

Item 3. Legal Proceedings.

On December 22, 2008, Spartan Motors Chassis, Inc., the Company's wholly-owned subsidiary ("Spartan Chassis"), pleaded guilty in the United States District Court for the District of South Carolina to one charge of making a false statement related to the terms and conditions of a military subcontract. The plea concluded the investigation of the Company, Spartan Chassis, and certain of their officers and employees conducted by the United States Attorney's Office for the District of South Carolina into Spartan Chassis' military business involving a former Spartan Chassis independent contractor. The plea, along with a civil settlement with the United States Department of Justice, provides for a global resolution of all civil and criminal matters related to the investigation. As a result of the plea and civil settlement, Spartan Chassis will pay a total of $6 million in fines and penalties. Of the $6 million accrued in the fourth quarter of 2008, $1.5 million was paid in 2008 and it is management's intent to pay the remaining balance during 2009.

At December 31, 2008, the Company and its subsidiaries were parties, both as plaintiff or defendant, to a number of lawsuits and claims arising out of the normal conduct of their businesses. In the opinion of management, the Company's financial position, future operating results and cash flows will not be materially affected by the final outcome of these legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

During the fourth quarter of 2008, no matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise.

PART II

Item 5. **Market For Registrant's Common Stock, Related Shareholder Matters, and Issuer Purchases of Equity Securities.**

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol "SPAR."

On May 23, 2007, the Company's Board of Directors announced a 3-for-2 stock split which was issued on June 28, 2007 to shareholders of record on June 14, 2007. Prior to the stock split there were 21,568,499 shares of common stock outstanding. After the split and the related retirement of fractional shares, there were 32,341,312 shares outstanding.

The following table sets forth the high and low sale prices for the Company's common stock for the periods indicated, all as reported by the NASDAQ Global Select Market and reflects any stock splits:

	High	Low
Year Ended December 31, 2008:		
First Quarter	$ 9.75	$ 6.56
Second Quarter	9.98	7.33
Third Quarter	7.54	3.12
Fourth Quarter	5.44	2.04
Year Ended December 31, 2007:		
First Quarter	$ 16.93	$ 9.42
Second Quarter	25.03	15.35
Third Quarter	19.07	11.17
Fourth Quarter	18.45	6.82

On February 19, 2009, the Company's Board of Directors declared a special dividend payment of $0.03 per outstanding share payable on May 15, 2009 to shareholders of record on April 15, 2009. At this same meeting, the Company's Board of Directors declared cash dividends of $0.05 per outstanding share to shareholders of record on April 15, 2009 and $0.05 per outstanding share to shareholders of record on November 16, 2009.

In 2008, the Company's Board of Directors declared cash dividends of $0.05 per outstanding share on April 24, 2008 to shareholders of record on May 16, 2008 and $0.05 per outstanding share to shareholders of record on November 17, 2008. In 2007, the Company's Board of Directors declared cash dividends of $0.05 per outstanding share on April 26, 2007 to shareholders of record on May 15, 2007 and $0.05 per outstanding share to shareholders of record on November 14, 2007. On October 23, 2007, a special $0.03 dividend was announced for shareholders of record on November 14, 2007.

The number of shareholders of record (excluding participants in security position listings) of the Company's common stock on February 28, 2009 was 535. See Item 12 below for information concerning the Company's equity compensation plans.

Issuer Purchases of Equity Securities

A summary of the Company's purchases of its common stock during the fourth quarter of fiscal year 2008 is as follows:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
Oct. 1, 2008 to Oct. 31, 2008			--	1,000,000
Nov. 1, 2008 to Nov. 30, 2008			--	1,000,000
Dec. 1, 2008 to Dec. 31, 2008	43,695	$ 4.76	--	1,000,000
Total	43,695	$ 4.76	--	1,000,000

(1) Shares reported in this column include those delivered by associates in satisfaction of tax withholding obligations that occur upon the vesting of restricted shares.

(2) On July 24, 2007, the Board of Directors authorized management to repurchase, over the course of the subsequent 12-month period, up to a total of 1,000,000 shares of its common stock in open market transactions. The program expired July 23, 2008. The Company had repurchased 300,000 shares under that program as previously disclosed. On July 22, 2008, the Board of Directors reauthorized management to repurchase, over the course of the subsequent 12-month period, up to a total of 1,000,000 shares of its common stock in open market transactions. Repurchase of common stock is contingent upon market conditions. If the Company were to repurchase the full 1,000,000 shares of stock under the repurchase program, they would cost the Company approximately $2,280,000 million based on the closing price of the Company's stock on February 28, 2009. The Company believes that it has sufficient resources to fund this potential stock buyback.

Item 6. Selected Financial Data.

The selected financial data shown below for the Company for each of the five years in the period ended December 31, 2008 has been derived from the Consolidated Financial Statements of the Company. The following data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

Five-Year Operating and Financial Summary
(In Thousands, Except Per Share Data)

	2008 (3)	2007	2006 (1)	2005	2004
Sales	$ 844,390	$ 681,922	$ 445,378	$ 343,007	$ 312,270
Cost of products sold	696,120	585,421	372,002	294,232	270,891
Gross profit	148,270	96,501	73,376	48,775	41,379
Operating expenses:					
Research and development	19,461	15,868	12,622	9,431	7,943
Selling, general and administrative	60,097	41,383	31,360	26,693	24,451
Goodwill impairment	--	--	2,086	--	--
Operating income	68,712	39,250	27,308	12,651	8,985
Other income (expense), net	(1,383)	(1,023)	664	718	209
Earnings before taxes on income	67,329	38,227	27,972	13,369	9,194
Taxes on income	24,615	13,723	11,144	5,077	3,312
Net earnings	$ 42,714	$ 24,504	$ 16,828	$ 8,292	$ 5,882
Basic net earnings per share (2)	$ 1.33	$ 0.77	$ 0.57	$ 0.29	$ 0.21
Diluted net earnings per share (2)	$ 1.32	$ 0.75	$ 0.55	$ 0.29	$ 0.21
Cash dividends per common share (2)	$ 0.10	$ 0.13	$ 0.12	$ 0.11	$ 0.10
Basic weighted average common shares Outstanding (2)	32,008	31,935	29,606	28,254	27,791
Diluted weighted average common shares Outstanding (2)	32,437	32,833	30,531	28,818	28,673
Balance Sheet Data:					
Net working capital	$ 118,679	$ 132,688	$ 96,082	$ 50,676	$ 43,953
Total assets	261,140	318,664	190,648	123,208	106,913
Long-term debt, including current portion	27,195	63,218	25,739	1,370	145
Shareholders' equity	170,643	129,218	103,180	72,602	67,511

(1) Effective January 1, 2006, the Company adopted FASB Statement 123(R), electing to use the modified prospective method. See Note 1 to the Company's 2008 Consolidated Financial Statements.

(2) On May 23, 2007, the Company's Board of Directors announced a 3-for-2 stock split which was issued on June 28, 2007 to shareholders of record on June 14, 2007. On November 2, 2006, the Company's Board of Directors announced a 3-for-2 stock split which was issued on December 15, 2006 to shareholders of record on November 15, 2006. All information included in this table reflects the impact of both stock splits.

(3) In the fourth quarter of 2008, the Company charged $6 million to selling, general and administrative expense for fines and penalties related to a legal settlement. See Item 3 in this Form 10-K for further details on the settlement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

Spartan Motors, Inc. was organized as a Michigan corporation on September 18, 1975, and is headquartered in Charlotte, Michigan. The Company began development of its first product that same year and shipped its first fire truck chassis in October 1975.

The Company is known as a leading niche market engineer and manufacturer in the heavy-duty, custom vehicles marketplace. The Company has four wholly owned subsidiaries: Spartan Motors Chassis, Inc., located at the corporate headquarters in Charlotte, Michigan ("Spartan Chassis"); Crimson Fire, Inc., located in Brandon, South Dakota ("Crimson"); Crimson Fire Aerials, Inc., located in Lancaster, Pennsylvania ("Crimson Aerials"); and Road Rescue, Inc., located in Marion, South Carolina ("Road Rescue"). Crimson, Crimson Aerials and Road Rescue make up the Company's EVTeam. The Company's brand names, **Spartan™, Crimson Fire™** and **Road Rescue™**, are known for quality, value, service and innovation.

Spartan Chassis is a leading designer, engineer and manufacturer of custom heavy-duty chassis. The chassis consist of a frame assembly, engine, transmission, electrical system, running gear (wheels, tires, axles, suspension and brakes) and, for fire trucks and some specialty chassis applications, a cab. Spartan Chassis customers are original equipment manufacturers ("OEMs") who manufacture the body or apparatus of the vehicle which is mounted on the Company's chassis. Crimson and Road Rescue engineer and manufacture emergency vehicles built on chassis platforms purchased from either Spartan Chassis or outside sources. Crimson Aerials engineers and manufactures aerial ladder components for fire trucks.

The Company's business strategy is to further diversify product lines and develop innovative design, engineering and manufacturing expertise in order to be the best value producer of custom vehicle products in the North American marketplace. Spartan Chassis sells its custom diesel chassis to three principal markets: fire truck, motorhome and specialty vehicles. Spartan Chassis believes that opportunities for growth remain strong for custom-built chassis and vehicles in each market.

The Company has an innovative team focused on building lasting relationships with its customers. This is accomplished by striving to deliver premium custom vehicles and services that inspire customer loyalty. The Company believes that it can best carry out its long-term business plan and obtain optimal financial flexibility by using a combination of borrowings under the Company's credit facilities, as well as equity capital, as sources of expansion capital. A key metric in measuring the Company's success is the Company's Return on Invested Capital (ROIC). The Company defines ROIC as operating income, less taxes, on an annualized basis, divided by total shareholders' equity.

The Company expects future growth and earnings to come from:

- The growing strength of the Spartan brands, including Spartan Chassis, Crimson Fire and Road Rescue.
- EVTeam operational improvements as processes are reengineered to lower costs by eliminating non-value added activities.
- Recent additions to manufacturing capacity for fire truck chassis cabs, specialty vehicles, and motorhomes chassis, expanded our capability to fulfill current and future market needs.
- In 2007, the Company unveiled the Furion which is the entry-level fire truck cab and chassis in the Spartan Chassis product line. The Furion is designed to bridge the market between custom and commercial vehicles.
- Opportunities in the areas of specialty vehicles, service parts and micro-niche markets. The Company has received subcontract orders and continues to receive service part orders for units produced under the Mine Resistant Ambush Protected (MRAP) program, the Iraqi Light Armored Vehicle (ILAV) program, the Joint IED-Defeat Organization (JIEDDO) program, the Yemen Light Armored Vehicle (YLAV) program and the Special Operations Command (SOCOM) program. The Company is working closely with military

customers to develop new lines of mine-resistant vehicles, such as the Multipurpose All-Terrain Vehicle (MATV) for deployment in Afghanistan and other variants for the U.S. and other militaries.

- Opportunities for increased service, parts and accessory sales as the number of military vehicles containing the Company's components in the field grow.

- Potential for increased sales from the EVTeam due to increased demand from changes to industry safety regulations and engine emissions change and the introduction of new products, such as the "FRAC". The "FRAC", an acronym for "First Response All Calls", can best be described as a low-cost, multi-function vehicle, with both patient transport and fire truck pumping capabilities.

- The Company believes the major strength of its business model is market diversity and customization, with a growing foundation in emergency rescue. The emergency rescue market is relatively less affected by geo-political events compared to the recreational vehicle market and the military market.

The following section provides a narrative discussion about the Company's financial condition and results of operations. The comments that follow should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto included elsewhere within this Report.

Results of Operations

The following table sets forth, for the periods indicated, the components of the Company's consolidated statements of income, on an actual basis, as a percentage of revenues:

% of Sales	Year Ended December 31, 2008			2007			2006		
	Spartan Chassis	EVTeam	Consolidated	Spartan Chassis	EVTeam	Consolidated	Spartan Chassis	EVTeam	Consolidated
Sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of products sold	81.7	93.3	82.5	84.8	97.0	85.8	82.0	95.7	83.5
Gross profit	18.3	6.7	17.5	15.2	3.0	14.2	18.0	4.3	16.5
Operating expenses:									
Research and development	2.2	2.2	2.3	2.2	2.8	2.3	2.6	3.0	2.8
Selling, general and administrative	5.7	7.1	7.1	4.5	7.3	6.1	5.7	7.3	7.1
Goodwill Impairment	--	--	--	--	--	--	--	2.7	0.5
Operating income	10.4	-2.6	8.1	8.5	-7.1	5.8	9.7	-8.7	6.1
Other income/ (expense), net	0.1	-1.3	-0.1	0.1	-1.4	-0.2	0.1	-0.6	0.2
Earnings before taxes on income	10.5	-3.9	8.0	8.6	-8.5	5.6	9.8	-9.3	6.3
Taxes on income	3.9	-1.6	2.9	2.9	-2.8	2.0	3.4	-2.3	2.5
Net earnings	6.6	-2.3	5.1	5.7	-5.7	3.6	6.4	-7.0	3.8

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

For the year ended December 31, 2008, consolidated sales increased $162.5 million (23.8%) to $844.4 million, from $681.9 million for the same period in 2007. The increase was due to a $163.8 million (26.6%) increase in Spartan Chassis sales coupled with a $3.2 million (3.6%) increase in EVTeam sales. Intercompany sales from Spartan Chassis to the EVTeam increased $4.5 million (19.9%) over the prior year. Intercompany sales are eliminated from the consolidated sales totals.

Other sales at Spartan Chassis drove the majority of its sales increase, with a $284.5 million (100.9%) increase over the prior year's period. Also contributing to the increase in consolidated sales was an increase in fire truck chassis sales of $5.4 million (4.7%). These increases were partially offset by the decline in motorhome chassis sales of $126.1 million (-58.0%).

The increase in other sales at Spartan Chassis was primarily due to an increase of specialty chassis of $210.0 million (85.2%) paired with an increase in service part sales of $74.5 million (209.9%). The growth in specialty chassis is due to increases in military chassis volume primarily as a result of orders received under the Mine Resistant Ambush Protected (MRAP) program. Production under this program began in the third quarter of 2007 and the backlog of orders received as of December 31, 2007 continued production through most of 2008. As the MRAP program is winding down, no major future orders are expected under this particular program that will materially impact 2009 results. However, additional military orders under different programs, such as the M-ATV program for deployment in Afghanistan and other variants for the U.S. and other militaries, if received, could impact 2009 operations and results.

Additionally, other sales were affected by the increase in volume of service part sales. These sales correspond to increased military vehicles in the field, primarily as a result of the MRAP program mentioned above. Service parts and accessory volumes are expected to be strong in 2009 primarily in support of military units in the field. See Item 1A "Risk Factors" relating to government contracts for more details. The decrease in motorhome chassis sales was due to lower order volume, as a result of weakened economic conditions impacting the motorhome market as a whole. The year-over-year backlog of motorhome orders decreased 79.7% as of December 31, 2008. Accordingly 2009 production levels of motorhome chassis are expected to be down year-over-year.

The majority of the sales increase for the EVTeam is a result of increases at Road Rescue of $4.3 million and increases at Crimson Fire Aerials of $1.0 million, partially offset by a sales decrease at Crimson Fire of $2.1 million. Higher ambulance sales at Road Rescue, which were up 20.7% over the prior year, are largely due to higher order intake at the end of 2007. Higher volume of units sold year-over-year of aerial fire trucks contributed to the increase in sales for Crimson Fire Aerials. These increases were offset by lower fire truck sales, down approximately 3.3% year-over-year due primarily to decreased sales volumes as result of lower orders received during the year. Backlog for the EVTeam, at December 31, 2008, is up $31.0 million compared to December 31, 2007 and will positively impact production levels and sales in 2009. Increased backlog at the end of 2008 is in part due to the changes in industry safety regulations and the 2010 engine emissions change.

Gross margin as a percent of sales increased to 17.5% for the twelve months ended December 31, 2008 from 14.2% for the same time period in 2007. The increase is due primarily to sales mix mainly as a result of higher service parts sales in the period, which provide a higher gross margin. In addition, the Company was able to leverage fixed overhead costs to increased sales volumes, which resulted in higher margins. The EVTeam also contributed to the increase in margins resulting from price increases for ambulances, approximately 3% per unit, and improved production efficiencies for fire trucks, approximately 2% per unit. The impact of these price increases and production efficiencies are expected to continue into 2009.

Operating expenses increased as a percentage of sales to 9.4% for the twelve month period ended December 31, 2008 compared to 8.4% for the same period of 2007. This is primarily a result of one-time charges, primarily legal expenses and fines and penalties. The fines and penalties of $6.0 million related to the reported settlement between Spartan Chassis and the Department of Justice. See Item 3 "Legal Proceedings" of this Form 10-K for more details. Operating expense dollars increased $22.3 million (39.0%) due to the fines and penalties noted above in addition to higher compensation expense for incentive plans. The higher compensation expense for incentive plans is a result of the improved results year-over-year combined with greater wages and benefits related to higher staffing levels to support the sales increase.

The increase in the Company's income taxes from $13.7 million in 2007 to $24.6 million in 2008 is primarily due to increased earnings before taxes in 2008 when compared to 2007. The effective tax rate was 36.6% in 2008 as compared to 35.9% in 2007. The 2008 effective tax rate was negatively impacted by the increase in non-deductible charges primarily related to fines and penalties related to the legal settlement. See Note 5, *Taxes on Income*, of the Notes to Consolidated Financial Statements for further information regarding income taxes.

Net earnings increased by $18.2 million ($0.57 per diluted share) to $42.7 million ($1.32 per diluted share) in 2008 from $24.5 million ($0.75 per diluted share) in 2007 as a result of the factors discussed above.

Total chassis orders received during 2008 decreased 33.5% compared to the same period in 2007. This reflects decreases in motorhome chassis orders (-67.6%) that were down due to the poor economic conditions. Specialty chassis orders were also down (-33.2%) as military orders in 2008 were less than those placed in 2007. These decreases were partially offset by an increase in fire truck orders (45.3%) in advance of the changes in certain industry regulations effective for January 2009. The EVTeam experienced an increase of 66.9% during 2008 over 2007 of orders received also due to the changes in industry regulations.

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

For the year ended December 31, 2007, consolidated sales increased $236.5 million (53.1%) over sales for the same period in 2006. The increase was due to a $223.9 million (57.2%) increase in Spartan Chassis sales coupled with a $12.1 million (15.6%) increase in EVTeam sales. Intercompany sales from Spartan Chassis to the EVTeam decreased $0.5 million (-2.5%) over the prior year. Intercompany sales are eliminated from the consolidated sales totals.

Within Spartan Chassis, the motorhome chassis line experienced a sales increase of $13.1 million (6.4%) over 2006 sales. This increase was due to higher unit sales due to additional models being offered by existing customers.

Fire truck chassis, another major product line for Spartan Chassis, experienced an increase of $7.9 million (7.3%) in sales for the year ended December 31, 2007 over the year ended December 31, 2006. Fire truck units sold were flat in 2007 compared to 2006, however the Company's average selling price per fire truck grew as the market continues to demand more complex product options.

Other Spartan Chassis sales were $282.0 million compared to $79.2 million in 2006, an increase of $202.8 million. This growth over the prior year is primarily due to higher sales of military chassis coupled with higher service part sales. Sales of military chassis increased $182.1 million over the military chassis sales levels in the prior year. This increase was due to an increase in military chassis volume, primarily as a result of orders received under the new Mine Resistant Ambush Protected (MRAP) program. Production under this program began in the third quarter of 2007 and the backlog of orders received as of December 31, 2007 continued production into 2008.

The increase in EVTeam sales for 2007 was a result of increases at Crimson Fire of $8.7 million and at Road Rescue of $2.6 million, while Crimson Fire Aerials remained fairly flat with a $0.8 million increase in sales. The Crimson Fire sales increase was driven by higher average unit prices. Road Rescue experienced improved sales due to an increase in the number of units sold as well as a higher average unit sell price.

Gross profit increased from $73.4 million in 2006 to $96.5 million in 2007 due to higher sales volumes. However, gross margin decreased from 16.5% in 2006 to 14.2% in 2007, due primarily to a change in the product sales mix. In the prior year, the specialty chassis in production were a part of lower volume military programs while the primary specialty chassis product in production in 2007 is part of the MRAP program. The MRAP program is a highly competitive program with many OEM's bidding to secure orders resulting in lower margins for these specialty chassis.

Operating expenses increased by $11.2 million (24.3%) from 2006 levels. The main factors in the increase were staff additions and overtime paid to support the increase in sales discussed above. Operating expenses as a percentage of sales decreased from 10.4% for the year ended December 31, 2006 to 8.4% for the year ended December 31, 2007.

The increase in the Company's income taxes from $11.1 million in 2006 to $13.7 million in 2007 is primarily due to increased earnings before taxes in 2007 when compared to 2006. The effective tax rate was 35.9% in 2007 as compared to 39.8% in 2006. The reason for the decrease in the effective tax rate was twofold. The 2006 effective tax rate was negatively impacted by a non-deductible goodwill charge. Additionally, 2007 experienced an increase in the Section 199 production deduction. See Note 5, *Taxes on Income*, of the Notes to Consolidated Financial Statements for further information regarding income taxes.

Net earnings increased $7.7 million ($0.20 per diluted share, post-split) from $16.8 million ($0.55 per diluted share, post-split) in 2006 to $24.5 million ($0.75 per diluted share, post-split) in 2007 as a result of the factors discussed above.

Fourth Quarter Results

The Company's rate of sales growth has varied historically from quarter to quarter. For a description of quarterly financial data, see Note 13, *Quarterly Financial Data (Unaudited)*, of the Notes to Consolidated Financial Statements appearing in this Form 10-K.

2008

Sales during the fourth quarter 2008 were less than the prior quarters in 2008 due to the higher specialty chassis sales in the first three quarters of 2008, primarily as a result of military orders that were completed early in the fourth quarter. Additionally, motorhome sales were down compared to prior quarters in this same year, due to the continued stress in the economic market. These decreases in sales were partially offset by an increase in the service part sales due to increased support of the military units in the field. The fire truck chassis and EVTeam sales remained fairly consistent over the quarters of 2008.

Gross profit was disproportionate in the fourth quarter of 2008 compared to the previous quarters primarily due to sales mix. There were higher service parts sales in the period, which provide a higher gross margin. The EVTeam also contributed to increased margins in the quarter resulting from price increases and improved production efficiencies, as detailed in the year-over-year analysis.

Net earnings during the fourth quarter were negatively impacted by the penalties and fines, related to the settlement with the Department of Justice, in addition to the same variables noted above affecting sales and gross profit. See Item 3 "Legal Proceedings" of this Form 10K for more details on the settlement.

2007

Sales during the fourth quarter of 2007 were higher than the prior quarters of 2007, driven by an increase in other sales. The primary factors for the increase in other sales are consistent with the explanation for the year-over-year increase detailed above. Higher military chassis and service part sales drove this increase as a result of higher order volumes.

Gross profit and net earnings for the quarter ended December 31, 2007 were greater than the prior quarters of 2007, primarily due to the impact of the MRAP program ramp up. Sales increased 59.6% in the fourth quarter compared to the third quarter of 2007, while gross profit increased 72.0% over the same time period. As production under the MRAP program began in the third quarter of 2007, material and labor efficiencies were improved in the fourth quarter of 2007. This occurred as the Company's workforce became more familiar with the production of the product. The reason net income grew more dramatically (219.5%) over the quarter compared to sales growth (59.6%) was twofold. First, staff was added in the third quarter of 2007 ahead of the correlated sales increase to support the ramp up of the MRAP program. Second, overhead operating costs do not increase at the same level sales increase, as most base operating expenses are already in place, such as research and development and selling, general and administrative staff.

Financial Condition

Balance Sheet at December 31, 2008 compared to December 31, 2007

Accounts receivable decreased approximately $57.0 million (42.9%) and inventories decreased $16.4 million (15.9%) at December 31, 2008 when compared to December 31, 2007. These decreases were primarily a result of the completed orders under the MRAP and MRAP Plus programs as reflected in the decreased sales in the fourth quarter of 2008 noted above. Sales in the fourth quarter of 2008 were 38.4% lower than those in the fourth quarter of 2007 due to a decrease in motorhome sales of $45.2 million (-86.6%) and a decrease in other product sales of $40.7 million (-31.3%). Motorhome sales were down due to the economic climate. Other product sales decreased as sales under the MRAP program in 2007 had completed in 2008, with only a slight sales offset in the fourth quarter of 2008 related to the MRAP Plus program. These decreased sales directly resulted in the decrease in accounts receivable at December 31, 2008.

Deposits on engines were $5.5 million at December 31, 2008 while there was not a balance at December 31, 2007. These deposits support the surge in fire truck chassis and EVTeam sales orders received in the fourth quarter of 2008 compared to the same quarter of 2007, and for the additional projected orders expected to be received in 2009.

Property, plant and equipment net of accumulated depreciation increased approximately $10.1 million from $56.7 million at December 31, 2007. The increase is due to the construction of a new office building, which was put into service during the third quarter of 2008, and renovations to manufacturing and office facilities which continued into the fourth quarter.

Accounts payable at December 31, 2008 decreased $69.0 million (76.0%) compared to December 31, 2007. The decrease is primarily a result of decreased inventory purchases. Higher purchases were made in the fourth quarter of 2007 to support the ramp up of production of specialty chassis under the MRAP program. In the fourth quarter of 2008, the inventory purchases would have been paid off prior to December 31 in keeping with the purchase terms and contributing to the decrease in accounts payable year-over-year.

Liquidity and Capital Resources

The Company generated an ROIC of 7.2% in the fourth quarter of 2008 compared to 27.4% for the same period in 2007. The Company defines return on invested capital as operating income, less taxes, on an annualized basis, divided by total shareholders' equity. ROIC for the year ended December 31 2008 was 25.8%, a 30.3% increase as compared to ROIC of 19.8% in 2007.

For the year ended December 31, 2008, cash generated by operating activities was $56.5 million, which was a $63.2 million increase from the $6.7 million of cash used in operating activities in 2007. The $63.2 million difference in cash generated from operating activities year-over-year was primarily due to changes in the components of working capital, accounts receivable, inventory and accounts payable. The year-over-year change in cash generated from these drivers was $53.5 million. Additional increases in sources of cash year-over-year came from the increase in net earnings of $18.2 million and deposits from customers of $6.3 million. These sources of cash were partially offset by a $16.9 million use of cash in other assets. This use was for deposits on engines for planned production in 2009. See the "Financial Condition" section in Item 2 of this Form 10-K for further discussion regarding the accounts receivable, inventory, deposit on engines and accounts payable balances at December 31, 2008 compared to December 31, 2007. See the "Consolidated Statements of Cash Flows" contained in Item 7 of this Form 10-K for the other various factors that represented the remaining fluctuation of cash from operations of $2.1 million between the periods.

The cash from operations allowed for the pay down of long-term debt by $36.0 million, the purchase of property, plant and equipment of $16.3 million, and the payment of dividends of $3.2 million during 2008.

The purchases of property, plant and equipment during the 2008 of $16.3 million were $14.9 million lower than the $31.2 million of purchases during the same period in 2007. During 2007, facilities were added to support the ramp up of production of vehicles under the MRAP program and to support the increased level of military service parts sales. Continued investments were made in 2008, including the completion of a new office building, but not at the level that the initial MRAP production ramp up required in 2007. In 2009, the Company expects to incur capital expenditures in the range of $7.0 million to $9.0 million for new strategic initiatives and needed improvements or replacement of existing property, plant and equipment for operations.

Shareholders' equity increased $41.4 million, from $129.2 million as of December 31, 2007 to $170.6 million as of December 31, 2008. The increase was driven by $42.7 million in net income of the Company, coupled with $2.6 million from compensation related to restricted stock. These were partially offset by $3.2 million paid out in dividends and $0.7 million for the issuance of common stock and the tax benefit of stock incentive plan transactions.

On July 24, 2007, the Board of Directors authorized management to repurchase, over the course of the subsequent 12-month period, up to a total of 1,000,000 shares of its common stock in open market transactions. The program expired July 23, 2008. The Company had repurchased 300,000 shares under that program as previously disclosed. On July 22, 2008, the Board of Directors reauthorized management to repurchase, over the course of the subsequent 12-month period, up to a total of 1,000,000 shares of its common stock in open market transactions. Repurchase of common stock is contingent upon market conditions. As of December 31, 2008, no shares of common stock were repurchased under the new authorization. If the Company were to repurchase the full 1,000,000 shares of stock under the repurchase program, they would cost the Company approximately $2,280,000 million based on the closing price of the Company's stock on February 28, 2009. The Company believes that it has sufficient resources to fund this potential stock buyback.

In October 2008, the Board of Directors approved a restructuring of its revolving note payable with JP Morgan Chase Bank. The Company renegotiated the line to obtain a locked interest rate of 75 basis points over LIBOR for draws and a 20 basis point commitment fee on the unused portion of the line. The interest rates will be in effect until the line matures in September 2010. This restructuring included a decrease in the total line of credit available to $50.0 million by December 31, 2008. As of December 31, 2008, the Company had no borrowings under this debt agreement in the form of a line of credit. The line of credit includes three one-year automatic extensions unless the bank provides notice of non-renewal 14 months in advance of the expiration date.

The Company also had a $10.0 million unsecured term note, which carried an interest rate of 4.70% as of December 31, 2008, under the same debt agreement and terminates effective November 30, 2009. Under the terms of the line of credit and term note agreement, the Company is required to maintain certain financial ratios and other financial conditions. The agreement also prohibits the Company from incurring additional indebtedness, limits certain acquisitions, investments, advances or loans and restricts substantial asset sales. At December 31, 2008, the Company was in compliance with all debt covenants.

The Company has a private shelf agreement with Prudential Investment Management, Inc. This agreement allows the Company to borrow up to $40.0 million to be issued in $5.0 million minimum increments. The interest rate is determined based on applicable rates at time of issuance. The Company had a $10.0 million unsecured term note issued under this shelf agreement as of December 31, 2008, which carried an interest rate of 4.93%.

The Company has an unsecured fixed rate long-term note which bears interest at 4.99%. The loan is repayable in equal monthly installments and matures in October 2011. At December 31, 2008, the total outstanding amount on this note was $6.0 million of which $466,666 is payable in 2009.

The Company has a secured line of credit for $0.2 million, which has an expiration date of July 5, 2009. There were no borrowings under this line at December 31, 2008.

The Company has two secured mortgage notes of which $1.1 million and $0.1 million were outstanding as of December 31, 2008. The mortgage notes carry a fixed interest rate of 3.00% payable in monthly installments (for principal and interest) of $6,933 and $834, respectively, with balances due July 1, 2010 and March 1, 2009, respectively. These mortgage notes are secured by real estate and buildings.

On February 17, 2009, the Board of Directors approved a special dividend of $0.03 per common share to shareholders of record on April 15, 2009 in recognition of the 2008 financial performance. Additionally, in recognition of the Company's financial strength and future prospects, the Board of Directors has continued to approve the payment of regular dividends to its shareholders. At this same meeting, regular dividends of $0.10 per share payable in the amount of $0.05 per share on May 15, 2009 and $0.05 per share on December 16, 2009 to shareholders of record on April 15, 2009 and November 16, 2009, respectively, were declared.

On April 22, 2008, the Board of Directors approved regular dividends of $0.10 per share payable in the amount of $0.05 per share on June 16, 2008 and $0.05 per share on December 17, 2008 to shareholders of record on May 16, 2008 and November 17, 2008, respectively. The amount paid in 2008 was $3.2 million.

The Company believes it has sufficient resources from cash flows from operating activities and, if necessary, from additional borrowings under its lines of credit to satisfy ongoing cash requirements for the next 12 months. Proceeds from existing credit facilities and anticipated renewals, along with cash flows from operations, are expected to be sufficient to meet capital needs in the foreseeable future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The Company's future contractual obligations for agreements, including agreements to purchase materials in the normal course of business, are summarized below. The weighted average interest rate for long term debt as of December 31, 2008 was 4.77%.

	Payments Due by Period ($ - thousands)				
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt (1)	$ 29,379	$ 11,888	$ 17,491	$ --	$ --
Operating leases	1,599	865	522	212	--
Purchase obligations	25,794	25,794	--	--	--
Total contractual obligations	$ 56,772	$ 38,547	$ 18,013	$ 212	$ --

(1) Long term debt includes estimated interest payments; interest payments on related variable rate debt were calculated using the effective interest rate at December 31, 2008.

Critical Accounting Policies and Estimates

The following discussion of accounting policies is intended to supplement Note 1, *General and Summary of Accounting Policies*, of the Notes to Consolidated Financial Statements. These policies were selected because they are broadly applicable within the Company's operating units and they involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related statement of income, asset and/or liability amounts.

Revenue Recognition - The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition.* Accordingly, revenue is recognized when title to the product and risk of ownership passes to the buyer. In certain instances, risk of ownership and title passes when the unit has been completed in accordance with purchase order specifications and has been tendered for delivery to the customer. Sales are shown net of returns, discounts and sales incentives, which historically have not been significant. The collectability of any related receivable is reasonably assured before revenue is recognized.

Accounts Receivable – The Company maintains an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances.

Inventory - Estimated inventory allowances for slow-moving and obsolete inventory are based upon current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required.

Impairment of Goodwill - Goodwill represents the difference between the purchase price and the related underlying tangible and identifiable intangible net asset values resulting from business acquisitions. Annually, or if conditions indicate an earlier review is necessary, the carrying value of the reporting unit is compared to an estimate of its fair value. If the estimated fair value is less than the carrying value, goodwill is impaired and will be written down to its estimated fair value. Goodwill is allocated to the reporting unit from which it was created.

Based upon the estimated fair values of the Company's reporting units using a discounted cash flow valuation, the goodwill at its Road Rescue subsidiary which is included in the Company's EVTeam reportable segment was evaluated as impaired and goodwill totaling $2,086,394 was recognized as a charge against operating income during 2006. The remaining balance of the goodwill of the Company relates to its Crimson Fire subsidiary and was not impaired as of December 31, 2008.

Warranties - The Company's policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale, and periodically adjust the provision to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring the Company's obligations under the warranty agreements. The Company's estimates are based on historical experience, the number of units involved and the extent of features and components included in product models. See also Note 10, *Commitments and Contingent Liabilities*, of the Notes to Consolidated Financial Statements included in this 10-K for further information regarding warranties.

Equity Compensation - SFAS 123(R), "Share-Based Payment", addresses the accounting for share-based employee compensation and was adopted by Spartan Motors, Inc. on January 1, 2006 utilizing the modified prospective approach. The effect of applying SFAS 123(R) and further information on Spartan Motors, Inc. equity compensation plans, including inputs used to determine fair value of options and stock appreciation rights ("SARs"), is disclosed in Note 9 to the financial statements. SFAS 123(R) requires that share options and SARs awarded to employees are recognized as compensation expense based on their fair value at grant date. The fair market value of options and SARs granted under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model using assumptions for inputs such as interest rates, expected dividends, volatility measures and specific employee exercise behavior patterns based on statistical data. Some of the inputs the Company uses are not market-observable and have to be estimated or derived from available data. Use of different estimates would produce different values, which in turn would result in higher or lower compensation expense recognized. The Company has not run the model with alternative inputs to quantify their effects on the fair value of the options or SARs.

To value options and SARs, several recognized valuation models exist. None of these models can be singled out as being the best or most correct one. The model we apply is able to handle some of the specific features included in the awards we grant, which is the reason for its use. If we were to use a different model, the values would differ despite using the same inputs. Accordingly, using different assumptions coupled with using a different valuation model could have a significant impact on the fair value of employee stock options and SARs. Fair value could be either higher or lower than the ones produced by the model we apply and the inputs we used.

New and Pending Accounting Policies

See Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K.

Effect of Inflation

Inflation affects the Company in two principal ways. First, the Company's revolving notes payable is generally tied to the prime and LIBOR interest rates so that increases in those interest rates would be translated into additional interest expense. Second, general inflation impacts prices paid for labor, parts and supplies. Whenever possible, the Company attempts to cover increased costs of production and capital by adjusting the prices of its products. However, the Company generally does not attempt to negotiate inflation-based price adjustment provisions into its contracts. Since order lead times can be as much as nine months, the Company has limited ability to pass on cost increases to its customers on a short-term basis. In addition, the markets served by the Company are competitive in nature, and competition limits the Company's ability to pass through cost increases in many cases. The Company strives to minimize the effect of inflation through cost reductions and improved productivity.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company's primary market risk exposure is a change in interest rates and the effect of such a change on outstanding variable rate short-term and long-term debt. At December 31, 2008, the Company had no debt outstanding under its variable rate short-term and long-term debt agreements. Accordingly, an increase of 1% in interest rates would not have a material adverse effect on the Company's financial position. The Company does not enter into market risk sensitive instruments for trading or other purposes.

The Company does not believe that there has been a material change in the nature or categories of the primary market risk exposures or the particular markets that present the primary risk of loss to the Company. As of the date of this report, the Company does not know of or expect any material changes in the general nature of its primary market risk exposure in the near term. In this discussion, "near term" means a period of one year following the date of the most recent balance sheet contained in this report.

Prevailing interest rates and interest rate relationships are primarily determined by market factors that are beyond the Company's control. All information provided in response to this item consists of forward-looking statements. Reference is made to the section captioned "Forward-Looking Statements" before Part I of this Annual Report on Form 10-K for a discussion of the limitations on the Company's responsibility for such statements.

Item 8. **Financial Statements and Supplementary Data.**

SPARTAN MOTORS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,741,062	$ 13,527,867
Accounts receivable, less allowance for doubtful accounts of $146,600 in 2008 and $1,437,300 in 2007	75,935,246	132,906,559
Inventories	86,648,048	103,075,789
Deferred income tax assets	7,075,733	6,924,832
Deposits on engines	5,457,078	--
Other current assets	2,606,659	1,978,322
Total current assets	191,463,826	258,413,369
Property, plant and equipment, net	66,785,515	56,673,215
Goodwill	2,457,028	2,457,028
Deferred income tax assets	241,000	775,000
Other assets	192,964	345,327
TOTAL ASSETS	$ 261,140,333	$ 318,663,939
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 21,775,970	$ 90,769,512
Accrued warranty	8,352,239	10,823,532
Accrued customer rebates	1,497,673	1,962,765
Accrued compensation and related taxes	12,135,600	10,430,556
Accrued vacation	1,904,655	1,758,354
Deposits from customers	9,922,282	5,539,824
Other current liabilities and accrued expenses	4,584,312	3,366,825
Taxes on income	1,971,921	551,074
Current portion of long-term debt	10,639,832	522,666
Total current liabilities	72,784,484	125,725,108
Other non-current liabilities	1,157,000	1,025,000
Long-term debt, less current portion	16,555,616	62,695,454
Shareholders' equity:		
Preferred stock, no par value; 2,000,000 shares authorized (none issued)	--	--
Common stock, $0.01 par value; 40,000,000 shares authorized; issued 32,572,289 shares and 32,352,679 shares (post stock split, see Note 1) in 2008 and 2007, respectively	325,723	323,527
Additional paid in capital	64,606,608	62,648,429
Retained earnings	105,710,902	66,246,421
Total shareholders' equity	170,643,233	129,218,377
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 261,140,333	$ 318,663,939

See Accompanying Notes to Consolidated Financial Statements.

SPARTAN MOTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2008	**2007**	**2006**
Sales	$ 844,390,226	$ 681,922,475	$ 445,377,639
Cost of products sold	696,120,232	585,421,207	372,001,666
Gross profit	148,269,994	96,501,268	73,375,973
Operating expenses:			
Research and development	19,460,546	15,868,348	12,622,487
Selling, general and administrative	60,097,686	41,382,741	31,359,187
Goodwill impairment	--	--	2,086,394
Operating income	68,711,762	39,250,179	27,307,905
Other income (expense):			
Interest expense	(2,061,767)	(1,747,754)	(347,071)
Interest and other income	679,229	724,852	1,011,613
Earnings before taxes on income	67,329,224	38,227,277	27,972,447
Taxes on income	24,615,000	13,723,000	11,144,000
Net earnings	$ 42,714,224	$ 24,504,277	$ 16,828,447
Basic net earnings per share	$ 1.33	$ 0.77	$ 0.57
Diluted net earnings per share	$ 1.32	$ 0.75	$ 0.55
Basic weighted average common shares outstanding	32,008,000	31,935,000	29,606,000
Diluted weighted average common shares outstanding	32,437,000	32,833,000	30,531,000

See Accompanying Notes to Consolidated Financial Statements.

SPARTAN MOTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008, 2007 and 2006

	Number of Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2006	18,954,987	$ 189,550	$ 37,822,630	$ 35,447,985	$ (845,969)	$ (11,880)	$ 72,602,316
Reclassification of unearned compensation upon adopting new stock based payment accounting principle	--	--	(845,969)	--	845,969	--	--
Issuance of common stock and the tax impact of stock incentive plan transactions	1,995,477	19,955	15,929,162	--	--	--	15,949,117
Dividends declared ($0.12 per share)	--	--	--	(3,646,030)	--	--	(3,646,030)
Issuance of restricted stock, net of cancellation	160,875	1,608	(1,608)	--	--	--	--
Stock based compensation expense related to SARs and restricted stock	--	--	1,434,358	--	--	--	1,434,358
Comprehensive income:							
Net earnings	--	--	--	16,828,447	--	--	16,828,447
Change in unrealized loss on marketable securities, net of tax	--	--	--	--	--	11,880	11,880
Total comprehensive income							16,840,327
Balance at December 31, 2006	21,111,339	$ 211,113	$ 54,338,573	$ 48,630,402	$ --	$ --	$ 103,180,088
Adjustment for 3-for-2 stock split on June 28, 2007	10,555,670	105,557	(105,557)	--	--	--	--
Balance at December 31, 2006, as adjusted	31,667,009	$ 316,670	$ 54,233,016	$ 48,630,402	$ --	$ --	$ 103,180,088
Adjustment for adoption of FIN 48, "Accounting for Uncertainty in Income Taxes"	--	--	--	(331,000)	--	--	(331,000)
Issuance of common stock and the tax impact of stock incentive plan transactions	756,899	7,569	7,175,318	--	--	--	7,182,887
Dividends declared ($0.13 per share)	--	--	--	(4,342,889)	--	--	(4,342,889)
Issuance of restricted stock, net of cancellation	228,771	2,288	(2,288)	--	--	--	--
Stock based compensation expense related to SARs and restricted stock	--	--	1,793,883	--	--	--	1,793,883
Purchase and constructive retirement of stock	(300,000)	(3,000)	(551,500)	(2,214,369)	--	--	(2,768,869)
Comprehensive income:							
Net earnings	--	--	--	24,504,277	--	--	24,504,277
Total comprehensive income							24,504,277
Balance at December 31, 2007	32,352,679	$ 323,527	$ 62,648,429	$ 66,246,421	$ --	$ --	$ 129,218,377
Issuance of common stock and the tax impact of stock incentive plan transactions	71,955	719	(737,285)	--	--	--	(736,566)
Dividends declared ($0.10 per share)	--	--	--	(3,249,743)	--	--	(3,249,743)
Issuance of restricted stock, net of cancellation	147,655	1,477	(1,477)	--	--	--	--
Stock based compensation expense related to restricted Stock	--	--	2,696,941	--	--	--	2,696,941
Comprehensive income:							
Net earnings	--	--	--	42,714,224	--	--	42,714,224
Total comprehensive income							42,714,224
Balance at December 31, 2008	32,572,289	$ 325,723	$ 64,606,608	$ 105,710,902	$ --	$ --	$ 170,643,233

See Accompanying Notes to Consolidated Financial Statements.

SPARTAN MOTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	**2007**	**2006**
Cash flows from operating activities:			
Net earnings	$ 42,714,224	$ 24,504,277	$ 16,828,447
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation	6,059,138	4,062,789	2,862,721
(Gain) loss on disposal of assets	57,620	86,425	(54,817)
Goodwill impairment	--	--	2,086,394
Tax expense (benefit) related to stock incentive plan transactions	627,099	(3,556,165)	(3,141,000)
Deferred income taxes	383,099	(3,488,175)	(775,261)
Stock based compensation related to stock appreciation rights and restricted stock	2,696,941	1,793,883	1,434,358
Decrease (increase) in operating assets:			
Accounts receivable	56,971,313	(70,286,432)	(25,603,578)
Inventories	16,427,741	(38,902,595)	(19,907,805)
Taxes receivable	--	--	989,896
Other assets	(5,933,052)	11,012,831	(10,857,151)
Increase (decrease) in operating liabilities:			
Accounts payable	(68,993,542)	60,066,016	9,957,947
Accrued warranty	(2,471,293)	4,442,792	1,877,968
Accrued customer rebates	(465,092)	(1,507,852)	1,715,283
Accrued compensation and related taxes	1,705,044	2,718,135	3,471,128
Accrued vacation	146,301	274,965	294,697
Deposits from customers	4,382,458	(1,925,598)	(6,174,775)
Other current liabilities and accrued expenses	1,217,487	775,341	(261,799)
Taxes on income	925,748	3,235,610	4,706,629
Total adjustments	13,737,010	(31,198,030)	(37,379,165)
Net cash provided by (used in) operating activities	56,451,234	(6,693,753)	(20,550,718)
Cash flows from investing activities:			
Purchases of property, plant and equipment	(16,290,066)	(31,182,496)	(14,435,019)
Proceeds from sale of property, plant and equipment	61,008	19,200	456,902
Proceeds from sale of marketable securities	--	--	1,989,190
Net cash used in investing activities	(16,229,058)	(31,163,296)	(11,988,927)
Cash flows from financing activities:			
Proceeds from long-term debt	203,500,000	168,800,000	24,500,000
Payments on long-term debt	(239,522,672)	(131,321,105)	(130,609)
Net proceeds (use of cash) from the exercise or vesting of stock incentive awards	(109,467)	3,626,722	12,808,117
Purchase and retirement of common stock	--	(2,768,869)	--
Cash retained (paid) related to tax impact of stock incentive plan transactions	(627,099)	3,556,165	3,141,000
Payment of dividends	(3,249,743)	(4,342,889)	(3,646,030)
Net cash provided by (used in) financing activities	(40,008,981)	37,550,024	36,672,478
Net increase (decrease) in cash and cash equivalents	213,195	(307,025)	4,132,833
Cash and cash equivalents at beginning of year	13,527,867	13,834,892	9,702,059
Cash and cash equivalents at end of year	$ 13,741,062	$ 13,527,867	$ 13,834,892

Supplemental disclosures: Cash paid for interest was $2,421,000, $1,463,000 and $308,000 for 2008, 2007 and 2006, respectively. Cash paid for income taxes was $23,377,000, $13,502,000 and $6,294,000 for 2008, 2007 and 2006, respectively.

See Accompanying Notes to Consolidated Financial Statements.

SPARTAN MOTORS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL AND SUMMARY OF ACCOUNTING POLICIES

Nature of Operations. Spartan Motors, Inc. (the "Company") is an international engineer and manufacturer of custom motor vehicle chassis and bodies. The Company's principal chassis markets are fire trucks, motorhomes and specialty vehicles. The Company also has various subsidiaries that are manufacturers of bodies for various markets including fire trucks and ambulances.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its four wholly owned subsidiaries: Spartan Chassis, Inc., Crimson Fire, Inc., Crimson Fire Aerials, Inc. and Road Rescue, Inc. All intercompany transactions have been eliminated.

Financial Instruments. The Company values financial instruments as required by Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Values of Financial Instruments." The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and variable rate debt instruments approximate fair value. The fair value of these financial instruments, including fixed rate debt instruments, approximates their carrying value at December 31, 2008. The Company does not utilize derivative instruments.

Revenue Recognition. The Company recognizes revenue when title to its product passes to the customer. In certain instances, risk of ownership and title passes when production and testing of the product has been completed and the product has been tendered for delivery. Rebates for certain product sales, which are known and accrued at time of sale, are reflected as a reduction of revenue. Any related receivable is also evaluated for collectability before revenue is recognized.

Shipping and Handling of Products. Costs incurred, related to the shipment and handling of products, are classified in cost of products sold. Amounts billed to customers for shipping and handling of products are included in sales.

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents include cash on hand, cash on deposit, treasuries and money market funds. The Company considers all investments purchased with a maturity of three months or less to be cash equivalents. Cash that will be required for operations within 90 days or less will be invested in money market funds or treasuries.

Accounts Receivable. The Company's receivables are subject to credit risk, and the Company does not typically require collateral on its accounts receivable. The Company performs periodic credit evaluations of its customers' financial condition and generally requires a security interest in the products sold. Receivables generally are due within 30 to 60 days and allowances are maintained for potential credit losses. Historically, such losses consistently have been within management's expectations. Past due accounts are written off when collectability is determined to be no longer assured.

Inventories are stated at the lower of first-in, first-out (FIFO) cost or market. Estimated inventory allowances for slow-moving and obsolete inventory are based upon current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required.

NOTE 1 - GENERAL AND SUMMARY OF ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment is stated at cost and the related assets are depreciated over their estimated useful lives using principally an accelerated method for both financial statement and income tax purposes. Cost includes an amount of interest associated with significant capital projects. Estimated useful lives range from 20 to 31.5 years for buildings and improvements, 3 to 15 years for plant machinery and equipment, 3 to 7 years for furniture and fixtures and 3 to 5 years for vehicles. Maintenance and repair costs are charged to earnings, while expenditures that increase asset lives are capitalized. The Company periodically reviews all other long-lived assets that have finite lives and that are not held for sale for impairment by comparing the carrying value of the assets to their estimated future undiscounted cash flows.

Goodwill. The Company applies the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill and intangible assets with indefinite lives and requires the Company to evaluate these intangibles for impairment on an annual basis. Goodwill is allocated to the reporting unit from which it was created. The Company completes its required annual impairment test as of October 1 each year. Based upon the estimated fair values of the Company's reporting units using a discounted cash flow valuation, the goodwill at its Road Rescue subsidiary, which is included in the Company's EVTeam reportable segment, was evaluated as impaired and goodwill totaling $2,086,394 was recognized as a charge against operating income during 2006. The remaining balance of the goodwill of the Company relates to its Crimson Fire subsidiary and was not impaired at December 31, 2008.

Warranties. The Company's policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale, and periodically adjust the provision to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring the Company's obligations under the warranty agreements. The Company's estimates are based on historical experience, the number of units involved and the extent of features and components included in product models. See Note 10, *Commitments and Contingent Liabilities*, for further information regarding warranties.

Deposits from Customers. The Company receives advance payments from customers for future product orders and records these amounts as liabilities. Such deposits are accepted by the Company when presented by customers seeking improved pricing in connection with orders that are placed for products to be manufactured and sold at a future date. Revenue associated with these deposits is deferred and recognized upon shipment of the related product to the customer.

Research and Development. The Company's research and development costs, which consist of compensation costs, travel and entertainment and administrative expenses among other items, are expensed as incurred.

Taxes on Income. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred income tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires deferred income tax assets be reduced by a valuation allowance if, it is more likely than not, some portion or all of the deferred income tax assets will not be realized.

The Company evaluates the realizability of its deferred income tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income, the projected reversal of temporary differences and available tax planning strategies that could be implemented to realize the net deferred income tax assets.

As disclosed in Note 5, *Taxes on Income*, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," effective January 1, 2007. The Company has elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any change for such, to the extent it arises, as a component of its income tax provision or benefit.

NOTE 1 - GENERAL AND SUMMARY OF ACCOUNTING POLICIES (Continued)

Earnings Per Share. Basic earnings per share represents net earnings divided by the weighted average number of common shares outstanding during the period exclusive of unvested restricted shares outstanding. Diluted earnings per share represents net earnings outstanding divided by the weighted average number of common shares outstanding plus the average dilutive effect of the Company's stock options, restricted stock, and stock appreciation rights ("SARs") outstanding during the period determined using the treasury stock method. The effect of dilutive stock options, restricted stock and SARs was 429,000, 898,000 and 925,000 shares in 2008, 2007, and 2006, respectively. For 2006, all shares related to stock awards outstanding were included in the diluted weighted average shares. For 2008 and 2007, 620,000 and 88,000 shares, respectively, related to stock incentive plans were not included in diluted weighted average common shares outstanding because their inclusion would be antidilutive.

Stock Incentive Plans. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised), "Share-Based Payment" (SFAS 123(R)) utilizing the modified prospective approach. Prior to the adoption of SFAS 123(R), the Company accounted for stock option grants under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and accordingly, recognized no compensation expense for stock option grants in net income because the exercise price of options granted was equal to the market price of the related common stock at the date of grant. The Company's incentive stock plans are described in more detail in Note 9, *Stock Based Compensation*.

Stock Split. On May 23, 2007, the Company's Board of Directors announced a 3-for-2 stock split which was issued on June 28, 2007 to shareholders of record on June 14, 2007. On November 2, 2006, the Company's Board of Directors declared a 3-for-2 stock split which was issued on December 15, 2006 to shareholders of record on November 15, 2006. Earnings per share and all share data have been restated in all prior periods, except as noted in the Consolidated Statement of Shareholders' Equity, to reflect these stock splits.

Reclassifications. Certain immaterial amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

New Accounting Standards. In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on EITF issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards as an increase in additional paid-in capital. The EITF should be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. For 2008, EITF 06-11 did not have a material effect on the Company's consolidated results of operations or its financial position. The Company does not expect this EITF to have a material impact on its future consolidated results of operations or its financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure eligible financial instruments at fair value. The objective of this statement is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 was effective for the Company beginning January 1, 2008. The Company does not expect the adoption of this statement to have a material impact on its consolidated results of operations or its financial position. Through December 31, 2008, the Company had not elected the fair value option for any of its financial assets or liabilities.

NOTE 1 - GENERAL AND SUMMARY OF ACCOUNTING POLICIES (Continued)

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 was initially effective for the Company beginning January 1, 2008. In February 2008, the FASB approved the issuance of FASB Staff Position (FSP) FAS 157-2. FSP FAS 157-2 allows entities to electively defer the effective date of SFAS No. 157 until January 1, 2009 for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. On October 10, 2008, the FASB issued FSP FAS 157-3 to clarify the application of fair value measurements of a financial asset when the market for that asset is not active. This clarifying guidance became effective upon issuance. Through December 31, 2008, SFAS No. 157 and FSP FAS 157-3 had no effect on the Company's consolidated results of operations or financial position with respect to its financial assets and liabilities. Effective January 1, 2009, the Company will apply the fair value measurement and disclosure provisions of SFAS No. 157 to its nonfinancial assets and liabilities measured on a nonrecurring basis. Such is not expected to have a material impact on the Company's consolidated results of operations or financial position. The Company measures the fair value of the following on a nonrecurring basis: (1) long-lived assets and (2) the reporting unit as part of the Company's goodwill impairment test.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," to further enhance the accounting and financial reporting related to business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of the Company's adoption of SFAS No. 141(R) will depend upon the extent and magnitude of acquisitions after December 31, 2008.

NOTE 2 – INVENTORIES

Inventories are summarized as follows:	December 31,	
	2008	**2007**
Finished goods	$ 12,461,708	$ 18,346,128
Work in process	17,494,759	21,426,663
Raw materials and purchased components	59,264,961	65,459,415
Obsolescence and slow-moving reserves	(2,573,380)	(2,156,417)
TOTAL INVENTORY	$ 86,648,048	$ 103,075,789

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized by major classifications as follows:

	December 31,	
	2008	**2007**
Land and improvements	$ 3,169,509	2,613,565
Buildings and improvements	61,596,637	48,091,565
Plant machinery and equipment	19,035,893	16,545,663
Furniture and fixtures	13,617,620	11,980,457
Vehicles	2,980,769	2,594,369
Construction in process	--	2,731,505
SUBTOTAL	100,400,428	84,557,124
Less accumulated depreciation	(33,614,913)	(27,883,909)
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET	$ 66,785,515	$ 56,673,215

Interest capitalized during 2008 and 2007 related to construction and renovation of manufacturing facilities amounted to approximately $190,000 and $429,000, respectively. There was no capitalized interest in 2006.

NOTE 4 - LEASES

The Company leases certain office equipment and manufacturing and warehouse space under operating lease agreements. Leases generally provide that the Company shall pay the cost of utilities, insurance, taxes and maintenance. Rent expense for the years ended December 31, 2008, 2007, and 2006 was $1,033,000, $1,124,000, and $773,000, respectively. Future minimum lease commitments under non-cancelable leases are as follows: $865,000 in 2009, $345,000 in 2010, $177,000 in 2011, $167,000 in 2012 and $45,000 in 2013.

NOTE 5 - TAXES ON INCOME

Income tax expense (credit) is summarized as follows:

	Year Ended December 31,		
	2008	**2007**	**2006**
Current:			
Federal	$ 22,814,971	$ 15,789,588	$ 10,996,402
State	1,416,930	1,421,587	922,859
Total current	24,231,901	17,211,175	11,919,261
Deferred (credit):			
Federal	337,690	(3,116,866)	(718,816)
State	45,409	(371,309)	(56,445)
Total deferred	383,099	(3,488,175)	(775,261)
TOTAL TAXES ON INCOME	$ 24,615,000	$ 13,723,000	$ 11,144,000

The above current tax expense amounts differ from the actual amounts payable to the taxing authorities due to the tax impact associated with stock incentive plan transactions under the plans described in Note 9. These adjustments were an addition of $627,099 in 2008 and reductions of $3,556,165 in 2007 and $3,141,000 in 2006. The adjustments to current taxes on income were recognized as adjustments of additional paid-in capital.

NOTE 5 - TAXES ON INCOME (Continued)

Differences between the expected income tax expense derived from applying the federal statutory income tax rate to earnings before taxes on income and the actual tax expense, are as follows:

	Year Ended December 31,					
	2008		2007		2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Federal income taxes at the statutory rate	$ 23,565,228	35.00%	$13,379,547	35.00%	$ 9,790,356	35.00%
Increase (decrease) in income taxes resulting from:						
Nondeductible expenses - settlement	2,100,000	3.12	--	--	--	--
Nondeductible expenses - other	115,000	0.17	418,000	1.09	74,000	0.26
State tax expense, net of federal income tax benefit	1,019,000	1.51	924,000	2.42	168,000	0.60
Non-deductible goodwill impairment adjustment	--	--	--	--	700,000	2.50
Adjustments to federal and state tax reserve	--	--	--	--	414,000	1.48
Adjustment of valuation allowance on state net operating losses and ITC carryforwards, net of federal income tax benefit	68,000	0.10	(99,000)	(0.26)	105,000	0.37
Section 199 production deduction	(1,540,000)	(2.29)	(791,000)	(2.07)	(238,000)	(0.85)
Federal research and development tax credit	(534,000)	(0.79)	--	--	--	--
Other	(178,228)	(0.26)	(108,547)	(0.28)	130,644	0.47
TOTAL	$ 24,615,000	36.56%	$13,723,000	35.90%	$11,144,000	39.83%

Temporary differences which give rise to deferred income tax assets (liabilities) are as follows:

	December 31,	
	2008	2007
Current asset (liability):		
Additional capitalized inventory costs	$ 555,000	$ 150,000
Vacation accrual	721,000	666,000
Bonus accrual	1,262,000	509,000
Warranty reserve	3,253,000	4,221,000
Inventory allowance	945,000	782,000
Allowance for doubtful accounts	57,000	562,000
Prepaid insurance	(5,000)	(92,000)
State tax net operating loss carryforward, net of federal income tax benefit	446,000	378,000
Valuation allowance for state tax net operating loss carryforward	(446,000)	(378,000)
State tax credit carryforward, net of federal income tax benefit	44,000	44,000
Valuation allowance for state tax credit carryforward	(44,000)	(44,000)
Federal tax benefit related to state tax reserves	399,000	334,000
Other	(111,267)	(207,168)
NET CURRENT DEFERRED TAX ASSETS	$ 7,075,733	$ 6,924,832
Noncurrent asset - Other	241,000	775,000
NET NONCURRENT DEFERRED TAX ASSETS	$ 241,000	$ 775,000

NOTE 5 - TAXES ON INCOME (Continued)

At December 31, 2008 and 2007, the Company had state deferred tax assets, related to state tax net operating loss carryforwards, of approximately $687,000 and $582,000, respectively, which begin expiring in 2017. At December 31, 2008, the Company had a state tax credit carryforward of approximately $67,000 that expires in 2009. The Company has full valuation allowances against these deferred tax assets, which are reflected in the above table net of Federal income taxes, and expects to maintain these allowances on future tax benefits of state net operating losses and tax credits until an appropriate level of profitability is sustained or the Company is able to develop tax strategies that will enable it to conclude that, more likely than not, a portion of the deferred tax assets will be realizable.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"), effective January 1, 2007. The Company identified unrecognized tax benefits ("UTB") of $723,000 as of January 1, 2007. Computed interest and penalties on UTB amounted to $238,000, for a total FIN 48 liability of $961,000 at date of adoption.

In accordance with the transition provisions of FIN 48, the Company recorded a decrease to its beginning balance of retained earnings in the amount of $331,000 with the remaining $630,000 being reclassified from current accrued taxes on income to other non-current liabilities. The change in interest and penalties, which are included in the total FIN48 liability, amounted to an increase of $125,000 in 2007 and decrease of $90,000 in 2008. The change in UTB, excluding interest and penalties, is as follows for 2008 and 2007:

	2008	2007
Balance at January 1,	$ 662,000	$ 723,000
Increase (decrease) related to prior year tax positions	104,000	(43,000)
Increase related to current year tax positions	118,000	42,000
Settlements	--	(60,000)
Balance at December 31,	$ 884,000	$ 662,000

Included in other non-current liabilities in the Consolidated Balance Sheet as of December 31, 2008 is the ending UTB balance of $884,000, as well as $273,000 of interest and penalties, for a total of $1,157,000. The total UTB of $884,000 would affect the effective tax rate if recognized in future periods. The total amount of UTB could increase or decrease within the next twelve months for a number of reasons including the expiration of statute of limitations, audit settlements, tax examination activities and the recognition and measurement considerations under FIN 48. The Company does not believe that the total amount of UTB will materially increase or decrease over the next twelve months. The Company was last audited by the Internal Revenue Service ("IRS") in 2002 and settled all issues for the years 1998 through 2000. The Company also files tax returns in a number of states and those jurisdictions remain subject to examination in accordance with relevant state statutes.

On July 12, 2007, Michigan enacted a new business tax (Michigan Business Tax), which is a combined income tax and modified gross receipts tax. This tax replaces the Single Business Tax, which is similar to a value added tax and thus was not included in income tax expense by the Company. The new Michigan Business Tax, which was effective January 1, 2008 and applies to all business activity after December 31, 2007, is largely based on income and thus will be treated as an income tax by the Company. In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred income tax assets and liabilities are required to be adjusted for the effect of a change in tax laws or rates with the effect included in income for the period that includes the enactment date. The Company has evaluated this change on its deferred income tax accounts and determined the impact to be immaterial.

NOTE 6 - DEBT

Long-term debt consists of the following:

	December 31, 2008	December 31, 2007
Mortgage notes payable to Brandon Revolving Loan Foundation:		
Due March 1, 2009 with monthly installments of $834 including interest at 3%. Collateralized by land.	$ 121,808	$ 128,064
Due July 1, 2010 with monthly installments of $6,933 including interest at 3%. Collateralized by building.	1,084,751	1,134,500
Note Payable to Charter One Bank:		
Due October 1, 2011 with monthly installments of $38,889 excluding interest at 4.99%. Unsecured debt.	5,988,889	6,455,556
Note Payable to JP Morgan Chase Bank:		
Principal due November 30, 2009 with quarterly interest only payments at 4.70%. Unsecured debt.	10,000,000	10,000,000
Note Payable to Prudential Investment Management, Inc.:		
Principal due November 30, 2010 with quarterly interest only payments at 4.93%. Unsecured debt.	10,000,000	10,000,000
Line of credit with JP Morgan Chase Bank	--	35,500,000
	27,195,448	63,218,120
Less current portion of long-term debt	(10,639,832)	(522,666)
TOTAL	$ 16,555,616	$ 62,695,454

The long-term debt is due as follows: $10,639,832 in 2009; $11,500,060 in 2010; $5,055,556 in 2011; and none thereafter.

The Company's primary line of credit is a $50,000,000 unsecured revolving note payable to a bank that expires on September 30, 2010. This line carries an interest rate equal to the Eurodollar rate plus an applicable margin. There were no borrowings on this line as of December 31, 2008. Borrowings on this line amounted to $35,500,000 at December 31, 2007. The applicable Eurodollar rate plus margin was 0.98% and 5.38% for 2008 and 2007, respectively. Under the terms of the credit agreement for the line of credit, the Company is required to maintain certain financial ratios and other financial conditions. The agreement also prohibits the Company from incurring additional indebtedness, limits certain acquisitions, investments, advances or loans and restricts substantial asset sales. At December 31, 2008 and 2007, the Company was in compliance with all debt covenants.

The Company also has an unsecured line of credit of $200,000 which carries an interest rate of 1% above the bank's prime rate (prime rate at December 31, 2008 was 4.0%). This line of credit will expire on July 5, 2009. There were no borrowings under this line at December 31, 2008 and 2007.

As of November 30, 2007, the Company entered into a private shelf agreement with Prudential Investment Management, Inc. This agreement allows the Company to borrow up to $40,000,000 to be issued in $5,000,000 minimum increments. The interest rate is determined based on applicable rates at the time of issuance. As of December 31, 2008 and 2007, the Company had $10,000,000 issued under this agreement.

NOTE 7 - TRANSACTIONS WITH MAJOR CUSTOMERS

The Company had three Spartan Chassis customers classified as major customers in 2008, 2007 and 2006, as follows:

	2008		2007		2006	
Customer	**Sales**	**Accounts Receivable (at year end)**	**Sales**	**Accounts Receivable (at year end)**	**Sales**	**Accounts Receivable (at year end)**
Customer A	$313,766,000	$ 24,566,000	*	*	*	*
Customer B	$134,007,000	$ 12,547,000	$ 79,118,000	$ 46,728,000	--	--
Customer C	$105,198,000	$ 5,127,000	$ 131,461,000	$ 27,590,000	$ 45,186,000	$ 15,014,000
Customer D	*	*	$ 85,566,000	$ 4,052,000	$ 92,440,000	$ 1,706,000
Customer E	*	*	$ 74,393,000	$ 81,000	$ 56,858,000	$ 3,330,000

* denotes sales were below 10% of total

NOTE 8 - COMPENSATION INCENTIVE PLANS

The Spartan Motors Retirement Plan provides for matching 401(k) contributions and covers all associates who meet length of service and minimum age requirements. The Company's matching contributions vest over 5 years and were approximately $1,158,000, $870,000 and $599,000 in 2008, 2007 and 2006, respectively. These amounts were expensed as incurred.

The Spartan Profit and Return Plan (the "SPAR Plan") encompasses a quarterly and an annual bonus program. The quarterly program covers all fulltime employees of Spartan Chassis, Inc. and Spartan Motors, Inc. The cash bonuses paid under this program are equal for all participants. Amounts expensed for the quarterly bonus were $8.9 million, $6.0 million and $5.1 million for 2008, 2007 and 2006, respectively.

The annual bonus provides that executive officers and some managers may earn cash bonuses based on Spartan Motors' or a subsidiary's achievement of a target amount of net operating profit after tax for a given year, less a capital charge based upon the tangible net operating assets employed in the business. For more details, see the SPAR Plan document filed as exhibit 10.8 of this Form 10-K. Amounts expensed for the annual bonus were $9.0 million, $5.2 million and $4.4 million for 2008, 2007 and 2006, respectively.

NOTE 9 - STOCK BASED COMPENSATION

The Company has stock incentive plans covering certain employees and non-employee directors. Shares reserved for stock awards under these plans total 7,200,000. Total shares remaining available for stock incentive grants under these plans totaled 1,629,380 at December 31, 2008.

The Company is currently authorized to grant stock options, restricted stock, restricted stock units, stock appreciation rights and common stock under its various stock incentive plans which include its Non Qualified Stock Option Plan, 1994 Incentive Stock Option Plan, 1996 Stock Option and Restricted Stock Plan for Outside Market Advisors, Stock Option and Restricted Stock Plan of 1998, Stock Option and Restricted Stock Plan of 2003, Stock Incentive Plan of 2005 and Stock Incentive Plan of 2007. The stock incentive plans allow certain employees, officers and non-employee directors to purchase common stock of Spartan Motors at a price established on the date of grant. Incentive stock options granted under these plans must have an exercise price equal to or greater than 100% of the fair market value of Spartan Motors stock on the grant date.

NOTE 9 - STOCK BASED COMPENSATION (Continued)

Stock Options and Stock Appreciation Rights. Granted options and Stock Appreciation Rights (SARs) vest immediately and are exercisable for a period of 10 years from the grant date. The exercise price for all options and the base price for all SARs granted has been equal to the market price at the date of grant. Dividends are not paid on unexercised options or SARs.

The Company receives a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair value of the stock on date of exercise over the exercise price of the options. As required by SFAS 123(R), we report any excess tax benefits in our consolidated statement of cash flows as financing cash flows. Excess tax benefits derive from the difference between the tax deduction and the fair market value of the option as determined by a valuation model which in our case is the Black-Scholes model.

The table below lists the weighted-average assumptions used in the Black-Scholes option-pricing model and the resulting estimated weighted average fair value of SARs in 2007 and 2006. There were no grants of SARS in 2008 and no grants of options in 2008, 2007 and 2006. Expected volatilities are based on the historical volatility of the Company's stock and the expected life of the SARs awarded. The effective term of the SARs (five years) has been determined, due to the lack of sufficient historical information, using the "simplified method" as outlined in Staff Accounting Bulletin No. 107 as published by the Securities and Exchange Commission. Based on this effective term, the five-year Treasury Bond rates as of the date of grant were used to estimate the risk-free rate of return.

	Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Life	Estimated Fair Value
2007	1.5%	49.9%	3.44%	5 years	$3.20
2006	1.5%	35.0%	4.70%	5 years	$3.39

Option activity for the year ended December 31, 2008 is as follows for all plans:

	Total Number of Options	Weighted Average Exercise Price	Total Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
Options outstanding and exercisable at December 31, 2007	945,859	$4.34		
Granted and vested	--	--		
Exercised	(40,899)	3.58		
Cancelled	(5,775)	3.81		
Options outstanding and exercisable at December 31, 2008	899,185	4.38	$583,609	4.5

No options were granted in 2008, 2007 or 2006. The total intrinsic value of options exercised during years ended December 31, 2008, 2007 and 2006 were $209,611, $8,265,521 and $9,253,462, respectively.

SARs activity for the year ended December 31, 2008 is as follows for all plans:

NOTE 9 - STOCK BASED COMPENSATION (Continued)

	Total Number of SARs	Weighted Average Grant Date Fair Value	Total Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
SARs outstanding and exercisable at December 31, 2007	529,385	$3.06		
Granted and vested	--	--		
Exercised	(4,698)	2.48		
Cancelled	(5,365)	3.32		
SARs outstanding and exercisable at December 31, 2008	519,322	3.06	$15,221	8.2

The weighted-average grant date fair value of SARs granted was $3.20 and $3.39 for years ended December 31, 2007 and 2006, respectively. No SARs were granted in 2008. These SARS could have been exercised for the issuance of 3,217 shares of the Company's common stock at December 31, 2008. The total intrinsic value of SARs exercised during the years ended December 31, 2008, 2007 and 2006 was $15,475, $608,847 and $202,102, respectively.

The Company recorded $725,574 and $841,576 in compensation expense related to SARs granted for the years ended December 31, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement related to SARs was $253,951 and $294,552 for 2007 and 2006, respectively. As there were no SARs granted in 2008, there was no related compensation expense or income tax benefit recognized in the income statement.

Restricted Stock Awards. The Company issues restricted stock, at no cash cost, to directors, officers and key employees of the Company. Shares awarded entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the vesting period, which is generally three to five years. The unearned stock-based compensation related to restricted stock awards, using the market price on the date of grant, is being amortized to compensation expense over the applicable vesting periods. Dividends are paid on unvested restricted stock grants and all such dividends vest immediately.

The Company receives an excess tax benefit or liability during the period the restricted shares vest. The excess tax benefit (liability) is determined by the excess (shortfall) of the market price of the stock on date of vesting over (under) the grant date market price used to amortize to the awards to compensation expense. As required per SFAS 123(R), any excess tax benefits or liabilities are reported in the Consolidated Statement of Cash Flows as financing cash flows.

NOTE 9 - STOCK BASED COMPENSATION (Continued)

Restricted stock activity for the year ended December 31, 2008, is as follows:

	Total Number of Nonvested Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Life (Years)
Nonvested shares outstanding at December 31, 2007	531,903	$12.58	
Granted	325,787	7.47	
Vested	(350,752)	10.40	
Cancelled	(75,435)	12.15	
Nonvested shares outstanding at December 31, 2008	431,503	10.56	1.3

The weighted-average grant date fair value of nonvested shares granted was $7.47, $17.46 and $6.84 for the years ended December 31, 2008, 2007 and 2006, respectively.

During 2008, 2007 and 2006 the Company recorded compensation expense, net of cancellations, of $2,694,004, $1,068,309 and $592,782, respectively, related to restricted stock awards. The total income tax benefit recognized in the income statement related to restricted stock awards was $942,901, $373,908 and $207,474 for 2008, 2007 and 2006, respectively. For the years ended 2008, 2007 and 2006, restricted shares vested with a fair market value of $1,679,588, $2,229,096 and $521,591, respectively. When the fair value of restricted shares is lower on the date of vesting than that previously expensed for book purposes, an excess tax liability is booked. As of December 31, 2008, the Company had unearned stock-based compensation of $3,614,983 associated with these restricted stock grants.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

Under the terms of its credit agreement with its bank, the Company has the ability to issue letters of credit totaling $2,500,000. At December 31, 2008 and 2007, the Company had outstanding letters of credit totaling $200,000.

On December 22, 2008, Spartan Motors Chassis, Inc., the Company's wholly-owned subsidiary ("Spartan Chassis"), pleaded guilty in the United States District Court for the District of South Carolina to one charge of making a false statement related to the terms and conditions of a military subcontract. The plea concluded the investigation of the Company, Spartan Chassis, and certain of their officers and employees conducted by the United States Attorney's Office for the District of South Carolina into Spartan Chassis' military business involving a former Spartan Chassis independent contractor. The plea, along with a civil settlement with the United States Department of Justice, provides for a global resolution of all civil and criminal matters related to the investigation. As a result of the plea and civil settlement, Spartan Chassis will pay a total of $6 million in fines and penalties. This charge was recorded in the fourth quarter of 2008, to selling, general and administrative expense within the operating expense section of the Consolidated Statement of Income for 2008.

At December 31, 2008, the Company and its subsidiaries were parties, both as plaintiff and defendant, to a number of lawsuits and claims arising out of the normal course of their businesses. In the opinion of management, the financial position, future operating results or cash flows of the Company will not be materially affected by the final outcome of these legal proceedings.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The Company has repurchase agreements with third-party lending institutions, which have provided floor plan financing to customers. These agreements provide for the repurchase of products from the lending institution in the event of the customer's default. There were no significant repurchase agreements in effect as of December 31, 2008 and 2007. Historically, losses under these agreements have not been significant and it is management's opinion that any future losses will not have a material effect on the Company's financial position or future operating results and cash flows.

The Company's products generally carry limited warranties based on terms that are generally accepted in the marketplace. Some components included in the Company's end products (such as engines, transmissions, tires, etc.) may include manufacturers' warranties. These manufacturers' warranties are generally passed onto the end customer of the Company's products.

The Company's policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale and periodically adjust the provision to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring the Company's obligations under the warranty agreements. Historically, the cost of fulfilling the Company's warranty obligations has principally involved replacement parts and labor for field retrofit campaigns. The Company's estimates are based on historical experience, the number of units involved and the extent of features and components included in product models.

Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the Company's historical experience. The Company provides for any such warranty issues as they become known and are estimable. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

Changes in the Company's warranty liability during the years ended December 31, 2008 and 2007 were as follows:

	2008	2007
Balance of accrued warranty at January 1	$ 10,823,532	$ 6,380,740
Warranties issued during the period	4,707,926	7,302,289
Cash settlements made during the period	(5,597,646)	(7,965,485)
Changes in liability for pre-existing warranties during the period, including expirations	(1,581,573)	5,105,988
Balance of accrued warranty at December 31	$ 8,352,239	$ 10,823,532

NOTE 11 – SHAREHOLDERS' RIGHTS PLAN

On June 14, 2007, the Company's Board of Directors authorized the adoption of a Series B Preferred Stock Purchase Rights Plan (Rights Plan) replacing the previous plan that expired on July 7, 2007. Under the Rights Plan, a dividend distribution of one Series B Preferred Stock Purchase Right (Right) was made for each outstanding share of common stock, payable to shareholders of record on July 9, 2007. The Rights Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

NOTE 11 – SHAREHOLDERS' RIGHTS PLAN (Continued)

Each Right entitles shareholders to purchase one one-hundredth of a share of preferred stock from the Company at a price of $125 per share, subject to adjustment. The Rights will become exercisable ten business days after a person or group (Acquiring Person) acquires 20% or more of the Company's common stock or ten business days after an acquiring person announces a tender offer that would result in ownership of 20% or more of the Company's common stock or ten business days after the Company's Board of Directors determines, pursuant to certain criteria set forth in the Rights Agreement, that a person beneficially owning 15% or more of the outstanding shares of common stock is an "Adverse Person."

The Company's Series B Preferred Stock consists of 2,000,000 shares authorized, at no par value, none of which are issued. Shares of preferred stock are reserved at a level sufficient to permit the exercise in full of all the outstanding Rights. Each share of preferred stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend rate of $12.50 per share but will be entitled to an aggregate dividend of 100 times the dividend declared on the shares of common stock. In the event of liquidation, the holders of preferred stock will receive a minimum preferred liquidation payment of $250 per share but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of common stock. Each share of preferred stock will have 100 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of preferred stock will be entitled to receive 100 times the amount received per share of common stock. Under terms specified in the Rights Plan, the Company has the right to redeem the Rights at one cent per Right. The Rights will expire on July 6, 2017, unless previously redeemed or exercised.

NOTE 12 - BUSINESS SEGMENTS

The Company segregates its operations into two reportable business segments: Spartan Chassis and EVTeam. The Spartan Chassis segment is an international engineer and manufacturer of custom motor vehicle chassis. The segment's principal markets are fire truck, motorhome and specialty vehicle chassis. The Company's EVTeam consists of three subsidiaries that are manufacturers of emergency vehicle bodies. Sales in the column labeled "other" represent sales from the Spartan Chassis segment to the EVTeam segment, which are eliminated from the consolidated sales totals. Assets and related depreciation expense, along with interest expense, in the column labeled "other" pertain to capital assets and debt maintained at the corporate level. Appropriate expense amounts are allocated to the two reportable segments and are included in their reported earnings or loss from operations. Segment loss from operations in the "other" column contains the related eliminations for the allocation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Sales and other financial information by business segment are as follows (amounts in thousands):

NOTE 12 - BUSINESS SEGMENTS (Continued)

Year Ended December 31, 2008

	Business Segments			
	Spartan Chassis	EVTeam	Other	Consolidated
Motorhome chassis sales	$ 91,141	--	--	$ 91,141
Fire truck chassis sales	121,641	--	$ (27,619)	94,022
EVTeam product sales	--	$ 92,658	--	92,658
Other sales	566,569	--	--	566,569
Sales	$ 779,351	$ 92,658	$ (27,619)	$ 844,390
Interest expense	$ 27	$ 1,620	$ 415	$ 2,062
Depreciation expense	2,885	1,147	2,027	6,059
Taxes (credit) on income	30,033	(1,472)	(3,946)	24,615
Segment earnings (loss)	51,365	(2,179)	(6,472)	42,714
Segment assets	145,996	61,960	53,184	261,140

Year Ended December 31, 2007

	Business Segments			
	Spartan Chassis	EVTeam	Other	Consolidated
Motorhome chassis sales	$ 217,225	--	--	$ 217,225
Fire truck chassis sales	116,236	--	$ (23,041)	93,195
EVTeam product sales	--	$ 89,453	--	89,453
Other sales	282,049	--	--	282,049
Sales	$ 615,510	$ 89,453	$ (23,041)	$ 681,922
Interest expense	--	$ 1,618	$ 130	$ 1,748
Depreciation expense	$ 1,796	1,165	1,102	4,063
Taxes (credit) on income	17,824	(2,510)	(1,591)	13,723
Segment earnings (loss)	34,815	(5,069)	(5,242)	24,504
Segment assets	219,885	54,076	44,703	318,664

NOTE 12 - BUSINESS SEGMENTS (Continued)

Year Ended December 31, 2006

	Business Segments			
	Spartan Chassis	EVTeam	Other	Consolidated
Motorhome chassis sales	$ 204,165	--	--	$ 204,165
Fire truck chassis sales	108,302	--	$ (23,631)	84,671
EVTeam product sales	--	$ 77,365	--	77,365
Other sales	79,177	--	--	79,177
Sales	$ 391,644	$ 77,365	$ (23,631)	$ 445,378
Goodwill Impairment	--	$ 2,086	--	$ 2,086
Interest expense	$ 1	942	$ (596)	347
Depreciation expense	1,142	1,298	423	2,863
Taxes (credit) on income	13,405	(1,853)	(408)	11,144
Segment earnings (loss)	24,681	(5,453)	(2,400)	16,828
Segment assets	123,282	49,941	17,425	190,648

Foreign sales are not significant in the displayed years.

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the year ended December 31, 2008 is as follows:

	Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
Sales	$ 264,094,756	$ 196,519,986	$ 237,461,209	$ 146,314,275
Gross profit	$ 40,629,614	$ 33,747,864	$ 42,965,589	$ 30,926,927
Net earnings	$ 14,780,754	$ 10,415,409	$ 14,656,236	$ 2,861,825
Basic net earnings per share	$ 0.46	$ 0.33	$ 0.46	$ 0.09
Diluted net earnings per share	$ 0.45	$ 0.32	$ 0.45	$ 0.09

During the fourth quarter of 2008, the Company recorded a $6.0 million charge related to a legal settlement. See Note 10, *Commitments and Contingent Liabilities*, for more details on this settlement. This had a net impact of $0.17 on diluted net earnings per share.

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED) (continued)

Summarized quarterly financial data for the year ended December 31, 2007 is as follows:

	Quarter Ended			
	March 31	June 30	September 30	December 31
Sales	$ 142,882,064	$ 152,582,845	$ 148,890,919	$ 237,566,647
Gross profit	$ 24,691,559	$ 24,012,682	$ 17,574,627	$ 30,222,400
Net earnings	$ 7,206,740	$ 6,515,502	$ 2,570,468	$ 8,211,567
Basic net earnings per share	$ 0.23	$ 0.20	$ 0.08	$ 0.26
Diluted net earnings per share	$ 0.22	$ 0.20	$ 0.08	$ 0.25

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Spartan Motors, Inc.
Charlotte, Michigan

We have audited the accompanying consolidated balance sheets of Spartan Motors, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. In connection with our audits of the financial statements, we have also audited the 2008 and 2007 information in the financial statement schedule as listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spartan Motors, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2008 and 2007 information in the financial statement schedule referred to above, when considered in relation to the basic 2008 and 2007 consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2007, the Company changed its method of accounting for uncertain tax positions with the required adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Spartan Motors, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
March 11, 2009

Report of Independent Registered Public Accounting Firm
On Internal Control Over Financial Reporting

Board of Directors and Shareholders
Spartan Motors, Inc.
Charlotte, Michigan

We have audited Spartan Motors, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Spartan Motors, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Spartan Motors, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Spartan Motors, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended and our report dated March 11, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
March 11, 2009

Report of Predecessor Independent Registered Public Account Firm

Board of Directors and Shareholders
Spartan Motors, Inc.

We have audited the accompanying consolidated statements of income, shareholders' equity, and cash flows of Spartan Motors, Inc. and Subsidiaries for the year ended December 31, 2006. Our audit also included the financial statement schedule, as of and for the year ended December 31, 2006, listed in the Index at Item 15(a)(2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Spartan Motors, Inc.'s for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, referred to above, when considered in relation to the basic 2006 consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments in connection with the required adoption of Statement of Financial Accounting Standards No. 123(R).

/s/ Ernst & Young LLP

Grand Rapids, Michigan
March 2, 2007

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

We previously reported a change in our registered public accounting firm from Ernst & Young, LLP to BDO Seidman, LLP. On March 29, 2007, we filed a report on Form 8-K with the Securities and Exchange Commission reporting the change of accountants and making related disclosures.

There were no disagreements or reportable events with Ernst & Young LLP or BDO Seidman, LLP.

Item 9A. **Controls and Procedures.**

Evaluation of Disclosure Controls and Procedures.

An evaluation was performed under the supervision and with the participation of the Company's Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2008. Based on and as of the time of such evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to the our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure

Management's Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation our management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in its attestation report, which is included in Item 8 and is incorporated into this Item 9A by reference.

Changes in Internal Control Over Financial Reporting.

There was no change in the Company's internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. **Other Information.**

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

The information required by this item, with respect to directors, executive officers, audit committee, and audit committee financial experts of the Company and Section 16(a) beneficial ownership reporting compliance is contained under the captions "Spartan Motors' Board of Directors and Executive Officers," "Audit Committee Report" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for its annual meeting of shareholders to be held on May 20, 2009, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2008, and is incorporated herein by reference.

The Company has adopted a Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer. This Code of Ethics is posted on the "Corporate Information" section of the Company's website at www.spartanmotors.com. The Company has also adopted a Code of Business Conduct and Compliance applicable to all directors, officers and associates, which is posted on the "About Spartan" section of the Company's website at www.spartanmotors.com. Any waiver from or amendment to a provision of either code will be disclosed on the Company's website.

Item 11. Executive Compensation.

The information required by this item is contained under the captions "Compensation Discussion and Analysis," "Compensation of Directors," "Executive Compensation," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the Company's definitive proxy statement for its annual meeting of shareholders to be held on May 20, 2009, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2008, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information required by this item (other than that set forth below) is contained under the caption "Ownership of Spartan Motors Stock" in for the Company's definitive proxy statement for its annual meeting of shareholders to be held on May 20, 2009, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2008, and is incorporated herein by reference.

The following table provides information about the Company's equity compensation plans regarding the number of securities to be issued under these plans, the weighted-average exercise prices of options outstanding under these plans and the number of securities available for future issuance as of December 31, 2008.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (3)
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	1,419,000	$5.72	1,604,000
Equity compensation plans not approved by security holders (2)	--	N/A	25,000
Total	1,419,000	$5.72	1,629,000

(1) Consists of the Spartan Motors, Inc. Stock Incentive Plan of 2007 (the "2007 Plan"), Spartan Motors, Inc. Stock Incentive Plan of 2005 (the "2005 Plan"), the Spartan Motors, Inc. Stock Option and Restricted Stock Plan of 2003 (the "2003 Plan"), the Spartan Motors, Inc. Stock Option and Restricted Stock Plan of 1998 (the "1998 Plan"), the Spartan Motors, Inc. 1996 Stock Option and Restricted Stock Plan for Outside Market Advisors (the "1996 Plan") and the Spartan Motors, Inc. 1994 Incentive Stock Option Plan (the "1994 Plan").

(2) Consists of the Spartan Motors, Inc. Directors' Stock Purchase Plan. This plan provides that non-employee directors of the Company may elect to receive at least 25% and up to 100% of their "director's fees" in the form of the Company's common stock. The term "director's fees" means the amount of income payable to a non-employee director for his or her service as a director of the Company, including payments for attendance at meetings of the Company's Board of Directors or meetings of committees of the board, and any retainer fee paid to such persons as members of the board. A non-employee director who elects to receive Company common stock in lieu of some or all of his or her director's fees will, on or shortly after each "applicable date," receive a number of shares of common stock (rounded down to the nearest whole share) determined by dividing (1) the dollar amount of the director's fees payable to him or her on the applicable date that he or she has elected to receive in common stock by (2) the market value of common stock on the applicable date. The term "applicable date" means any date on which a director's fee is payable to the participant. To date, no shares have been issued under this plan.

(3) Each of the plans reflected in the above table contains customary anti-dilution provisions that are applicable in the event of a stock split or certain other changes in the Company's capitalization. Furthermore, each of the 2007 Plan, the 2005 Plan, the 2003 Plan, the 1998 Plan, the 1996 Plan, the 1994 Plan and the 1988 Plan provides that if a stock option is canceled, surrendered, modified, expires or is terminated during the term of the plan but before the exercise of the option, the shares subject to the option will be available for other awards under the plan.

The numbers of shares reflected in column (c) in the table above with respect to the 2007 Plan (1,069,486 shares), the 2005 Plan (441,233 shares) and the 2003 Plan (93,661 shares) represent shares that may be issued other than upon the exercise of an existing option, warrant or right.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the captions "Transactions with Related Persons" and "Spartan Motors' Board of Directors and Executive Officers" in the Company's definitive proxy statement for its annual meeting of shareholders to be held on May 20, 2009, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2008, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item is contained under the caption "Independent Auditor Fees" in the Company's definitive proxy statement for its annual meeting of shareholders to be held on May 20, 2009, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2008, and is incorporated herein by reference.

PART IV

Item 15. **Exhibits, Financial Statement Schedules.**

Item 15(a)(1). **List of Financial Statements.**

The following consolidated financial statements of the Company and its subsidiaries are filed as a part of this report under Item 8 - Financial Statements and Supplementary Data:

Consolidated Balance Sheets - December 31, 2008 and December 31, 2007

Consolidated Statements of Income - Years Ended December 31, 2008, 2007, 2006

Consolidated Statements of Shareholders' Equity - Years Ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows - Years Ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

Independent Registered Public Accounting Firms' Reports on Consolidated Financial Statements – Years Ended December 31, 2008, 2007 and 2006

Independent Registered Public Accounting Firm's Report on Internal Control Over Financial Reporting – December 31, 2008

Item 15(a)(2). **Financial Statement Schedules. Attached as Appendix A.**

The following consolidated financial statement schedule of the Company and its subsidiaries is filed as part of this report:

Schedule II-Valuation and Qualifying Accounts

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 15(a)(3). **List of Exhibits. The following exhibits are filed as a part of this report:**

Exhibit Number	Document
3.1	Spartan Motors, Inc. Restated Articles of Incorporation, as amended to date. Previously filed as an exhibit to the Company's Form 10-Q Quarterly Report for the period ended June 30, 2007, and incorporated herein by reference.
3.2	Spartan Motors, Inc. Bylaws, as amended to date. Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008, and incorporated herein by reference.
4.1	Spartan Motors, Inc. Restated Articles of Incorporation. See Exhibit 3.1 above.
4.2	Spartan Motors, Inc. Bylaws. See Exhibit 3.2 above.
4.3	Form of Stock Certificate. Previously filed as an exhibit to the Registration Statement on Form S-18 (Registration No. 2-90021-C) filed on March 19, 1984, and incorporated herein by reference.
4.4	Rights Agreement dated July 7, 2007, between Spartan Motors, Inc. and American Stock Transfer and Trust Company, which includes the form of Certificate of Designation, Preferences and Rights of Series B Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series B Preferred Stock as Exhibit C. Previously filed as Exhibit 1 to the Company's Form 8-A filed on July 10, 2007, and incorporated herein by reference.
4.5	The Registrant has several classes of long-term debt instruments outstanding. The authorized amount of none of these classes of debt exceeds 10% of the Company's total consolidated assets. The Company agrees to furnish copies of any agreement defining the rights of holders of any such long-term indebtedness to the Securities and Exchange Commission upon request.
10.1	Restated Spartan Motors, Inc. 1988 Non-Qualified Stock Option Plan, as amended to date. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2007 and incorporated herein by reference.*
10.2	Restated Spartan Motors, Inc. 1994 Incentive Stock Option Plan, as amended to date. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2007 and incorporated herein by reference.*
10.3	Spartan Motors, Inc. 1996 Stock Option and Restricted Stock Plan for Outside Market Advisors, as amended. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2005, and incorporated herein by reference.*
10.4	Spartan Motors, Inc. Stock Option and Restricted Stock Plan of 1998, as amended. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2005, and incorporated herein by reference.*
10.5	Spartan Motors, Inc. Stock Option and Restricted Stock Plan of 2003, as amended. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2005, and incorporated herein by reference.*

Exhibit Number	Document
10.6	Spartan Motors, Inc. Stock Incentive Plan of 2005, as amended. Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005, and incorporated herein by reference.*
10.7	Spartan Motors, Inc. Stock Incentive Plan of 2007, as amended. Previously filed as Appendix A to the Company's 2007 Proxy Statement filed April 23, 2007 and incorporated herein by reference.*
10.8	Spartan Motors, Inc. Spartan Profit and Return Management Incentive Bonus Plan.*
10.9	Spartan Motors, Inc. Directors' Stock Purchase Plan. Previously filed as an exhibit to the Company's Form S-8 Registration Statement (Registration No. 333-98083) filed on August 14, 2002, and incorporated herein by reference.*
10.10	Form of Stock Appreciation Rights Agreement. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2007 and incorporated herein by reference*
10.11	Form of Restricted Stock Agreement. Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008, and incorporated herein by reference.
10.12	Form of Indemnification Agreement. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2005, and incorporated herein by reference.*
10.13	Supplemental Executive Retirement Plan.* Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2007 and incorporated herein by reference
10.14	Note Purchase and Private Shelf Agreement with Prudential Management, Inc. Previously filed as an exhibit to the Company's Current Report on Form 8-K filed December 4, 2007 and incorporated herein by reference.
10.15	Separation Agreement and Release between the Company and Richard J. Schalter.*
16.1	Letter dated March 28, 2007 from Ernst & Young LLP to the Securities and Exchange Commission regarding a change in the Company's certifying accountant. Previously filed as an exhibit to the Company's Current Report on Form 8-K filed March 29, 2007 and incorporated herein by reference.
21	Subsidiaries of Registrant.
23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting firm.
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting firm.
24	Limited Powers of Attorney.
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

Exhibit Number	Document
31.2	Certification of Chief Financial Officer, Secretary and Treasurer pursuant to Section 302 of the Sarbanes-Oxley Act.
32	Certification pursuant to 18 U.S.C. § 1350.

---

*Management contract or compensatory plan or arrangement.

The Company will furnish a copy of any exhibit listed above to any shareholder of the Company without charge upon written request to James W. Knapp, Chief Financial Officer, Spartan Motors, Inc., 1000 Reynolds Road, Charlotte, Michigan 48813.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPARTAN MOTORS, INC.

March 13, 2009

By /s/ James W. Knapp
James W. Knapp
Chief Financial Officer, Secretary and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 13, 2009

By /s/ John E. Sztykiel
John E. Sztykiel, Director, President and Chief Executive Officer
(Principal Executive Officer)

March 13, 2009

By /s/ James W. Knapp
James W. Knapp
Chief Financial Officer, Secretary and Treasurer
(Principal Financial and Accounting Officer)

March 13, 2009

By /s/ William F. Foster
William F. Foster, Director

March 13, 2009

By *
George Tesseris, Director

March 13, 2009

By *
David R. Wilson, Director

March 13, 2009

By *
Charles E. Nihart, Director

March 13, 2009

By *
Hugh W. Sloan, Director

March 13, 2009

By *
Kenneth Kaczmarek, Director

March 13, 2009

By *
Richard R. Current, Director

March 13, 2009

*By /s/ James W. Knapp
James W. Knapp
Attorney-in-Fact

APPENDIX A

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
SPARTAN MOTORS, INC. AND SUBSIDIARIES

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charges to Costs and Expenses	Additions Charged to Other Accounts (Acquisition)	Deductions	Balance at End of Period
Year ended December 31, 2008:					
Allowance for doubtful accounts	$ 1,437,300	$ (306,230)	$ --	$ 984,470	$ 146,600
Obsolescence and slow-moving reserves	2,156,417	2,569,577	--	2,152,614	2,573,380
Accrued warranty	10,823,532	3,126,353	--	5,597,646	8,352,239
Valuation allowance for deferred tax assets	422,000	68,000	--	--	490,000
Year ended December 31, 2007:					
Allowance for doubtful accounts	$ 373,000	$ 1,697,331	$ --	$ 633,031	$ 1,437,300
Obsolescence and slow-moving reserves	2,445,795	583,358	--	872,736	2,156,417
Accrued warranty	6,380,740	12,408,277	--	7,965,485	10,823,532
Valuation allowance for deferred tax assets	529,000	44,000	--	151,000	422,000
Year ended December 31, 2006:					
Allowance for doubtful accounts	$ 202,000	$ 219,494	$ --	$ 48,494	$ 373,000
Obsolescence and slow-moving reserves	2,073,031	1,288,033	--	915,269	2,445,795
Accrued warranty	4,502,772	6,893,390	--	5,015,422	6,380,740
Valuation allowance for deferred tax assets	424,000	105,000	--	--	529,000

Corporate Headquarters:

SPARTAN MOTORS, INC.
1000 REYNOLDS ROAD
CHARLOTTE, MICHIGAN 48813
(517) 543-6400
NASDAQ: SPAR

WWW.SPARTANMOTORS.COM


SPARTAN


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